UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul, 4

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Results 2015

BBVA Group highlights

BBVA Group highlights

(Consolidated figures)

	31-12-15	Δ%	31-12-14	31-12-13
Balance sheet (million euros)
Total assets	750,078	15.1	651,511	599,517

Loans and advances to customers (gross)	432,855	18.1	366,536	350,110
Deposits from customers	403,069	21.9	330,686	310,176
Other customer funds	130,104	9.5	118,851	102,195

Total customer funds	533,173	18.6	449,537	412,371

Total equity	55,439	7.4	51,609	44,565

Income statement (million euros)
Net interest income	16,426	8.7	15,116	14,613
Gross income	23,680	10.9	21,357	21,190
Operating income	11,363	9.2	10,406	9,989
Income before tax	5,879	44.7	4,063	2,544
Net attributable profit	2,642	0.9	2,618	2,084
Data per share and share performance ratios
Share price (euros)	6.74	(14.2)	7.85	8.95
Market capitalization (million euros)	42,905	(11.5)	48,470	51,773
Earning per share (euros) (1)	0.39	(6.1)	0.41	0.34
Book value per share (euros) (2)	7.47	(6.7)	8.01	7.35
P/BV (Price/book value; times)	0.9	(8.0)	1.0	1.2
PER (Price/Earnings; times)	13.2	(23.3)	17.3	23.2
Yield (Dividend/Price; %)	5.5	31.5	4.2	4.7
Significant ratios (%)
ROE (Net attributable profit/average equity)	5.3		5.6	5.0
ROTE (Net attributable profit/average equity excluding intangible assets)	6.6		6.8	5.0
ROA (Net income/average total assets)	0.46		0.50	0.48
RORWA (Net income/average risk-weighted assets)	0.87		0.90	0.91
Efficiency ratio	52.0		51.3	52.9
Cost of risk	1.06		1.25	1.59
NPL ratio	5.4		5.8	6.8
NPL coverage ratio	74		64	60
Capital adequacy ratios (%) (3)
CET1	12.1		11.9	11.6
Tier I	12.1		11.9	12.2

Total ratio	15.0		15.1	14.9

Other Information
Number of shares (millions)	6,367	3.2	6,171	5,786
Number of shareholders	934,244	(2.7)	960,397	974,395
Number of employees (4)	137,968	26.8	108,770	109,305
Number of branches (4)	9,145	24.1	7,371	7,420
Number of ATMs (4)	30,616	36.6	22,414	20,556

General note: Since the third quarter of 2015, the total stake in Garanti (39.90%) is consolidated by the full integration method. For previous years, the financial information provided in this document is presented integrated in the proportion corresponding to the percentage of the Group’s stake at that time (25.01%).

(1)	Adjusted by additional Tier I instrument remuneration.
(2)	Numerator= equity plus valuation adjustments; denominator= number of shares outstanding minus treasury stock. All data refers to a specific date.
(3)	The capital ratios in 2014 and 2015 are calculated under CRD IV from Basel III regulation, applying a 40% phase in for 2015. For periods prior to 2014, the calculation was done in accordance with the Basel II regulations.
(4)	Includes Garanti since the third quarter 2015.

Information about the net attributable profit from ongoing operations (1)	31-12-15	Δ%	31-12-14	31-12-13
Net attributable profit (million euros)	3,752	43.3	2,618	1,260
Earning per share (euros)	0.60	45.0	0.41	0.21
ROE (%)	7.6		5.6	3.1
ROTE (%)	9.4		6.8	3.1
ROA (%)	0.62		0.50	0.35
RORWA (%)	1.17		0.90	0.66

(1)	Corresponds to the net attributable profit excluding results from corporate operations, which in 2015 include the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti, the impact of the sale of BBVA’s 29.68% stake in CIFH and the badwill from the CX operation. 2013 figures include the results from the pension business in Latin America, including the capital gains from their sale; the capital gains from the sale of BBVA Panama; the capital gains generated by the reinsurance operation on the individual life and accident insurance portfolio in Spain; the equity-accounted earnings from CNCB (excluding dividends), together with the effect of the mark-to-market valuation of BBVA’s stake in CNCB following the agreement concluded with the CITIC group, which included the sale of 5.1% of CNCB.

2	BBVA Group highlights

Group information

Relevant events

Results (pages 4-9)

For 2015

•	Earnings influenced by the incorporation of Catalunya Banc (CX) on April 24, and since the third quarter of 2015, the purchase of an additional 14.89% stake in Garanti.

•	Negative effect of the exchange rates of the main currencies against the euro.

•	Overall, without considering the impact of the Garanti deal (henceforward, Turkey on an ongoing basis), 2015 closed with good performance of the more recurring revenue, an increase in operating expenses in line with that accumulated in the first nine months of 2015 and impairment losses on financial assets below those for the previous year, with a very positive impact on the Group’s cost of risk.

For the quarter

•	Good performance of income from fees and commissions and net trading income.

•	Dividend received from Telefónica.

•	Booking of the whole contribution to the Deposit Guarantee Fund (FGD) in Spain and the National Resolution Fund, which has had a negative effect on the earnings from Banking Activity in Spain of some €291m before tax.

Balance sheet and business activity (pages 10-11)

•	Figures affected by changes in the scope of consolidation, as mentioned above.

•	Taking Turkey on an on-going basis, there has been continued growth in gross customer lending, with a positive performance in loan production and customer funds in all geographical areas.

•	The Group’s non-performing loans have maintained the downward trend of the last few quarters.

Solvency (page 12)

•	Comfortable capital position (phased-in CET1 ratio of 12.1% and fully-loaded ratio of 10.3% as of the close of December 2015), above regulatory requirements, and with good quality (the fully-loaded leverage ratio is 6.0% as of the same date).

Risk management (pages 13-14)

•	Favorable performance of the main asset-quality indicators: lower NPL ratio, increased coverage ratio and reduced cost of risk.

The BBVA share (pages 15-16)

•	Distribution in cash on 12-Jan-2016 of an interim amount against the dividend for 2015, at a gross €0.08 for each outstanding share.

Business areas (starting on page 18)

•	Reclassification from the Corporate Center to Banking Activity in Spain of some operating expenses related to Technology, as a result of the transfer of management, resources and responsibilities. As a result, BBVA has modified the 2014 and 2015 income statements for these two business areas in order to provide a basis for comparison. This reassignment of expenses also affects CIB, but it has a neutral effect on the Group’s consolidated income statement.

Other matters of interest

•	BBVA continues to make progress in its digital transformation. As of 30-Nov-2015 it had 14.6 million digital customers. Of these, over 8.3 million are mobile banking customers.

•	BBVA has formalized its bid for the British market with the 29.5% stake it acquired in the share capital of Atom Bank, the first exclusively mobile bank in the United Kingdom, for GBP 45m.

Relevant events	3

Results

BBVA Group generated a net attributable profit of €2,642m in 2015. These earnings incorporate those generated by CX since April 24, and the effects of the purchase of an additional 14.89% stake in Garanti since the third quarter, with its resulting incorporation by the full consolidation method and the valuation at fair value of the 25.01% that it already owned.

Gross income

The Group’s gross income was €23,680m, 10.9% higher than in 2014 (up 15.7% at constant exchange rates). This amount was achieved thanks to:

•	Good performance of net interest income (up 8.7% year-on-year, 21.5% at constant exchange rates). Including

Consolidated income statement: quarterly evolution (1)

(Million euros)

	2015				2014
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	4,415	4,490	3,858	3,663	4,248	3,830	3,647	3,391
Net fees and commissions	1,263	1,225	1,140	1,077	1,168	1,111	1,101	985
Net trading income	451	133	650	775	514	444	426	751
Dividend income	127	52	194	42	119	42	342	29
Income by the equity method	(16)	3	18	3	3	31	16	(14)
Other operating income and expenses	(94)	76	62	73	(287)	(234)	(215)	(90)
Gross income	6,146	5,980	5,922	5,632	5,765	5,223	5,317	5,051
Operating expenses	(3,292)	(3,307)	(2,942)	(2,776)	(2,905)	(2,770)	(2,662)	(2,613)
Personnel expenses	(1,685)	(1,695)	(1,538)	(1,460)	(1,438)	(1,438)	(1,359)	(1,375)
General and administrative expenses	(1,268)	(1,252)	(1,106)	(1,024)	(1,147)	(1,037)	(1,017)	(959)
Depreciation and amortization	(340)	(360)	(299)	(291)	(320)	(296)	(286)	(279)
Operating income	2,853	2,673	2,980	2,857	2,860	2,453	2,655	2,438
Impairment on financial assets (net)	(1,057)	(1,074)	(1,089)	(1,119)	(1,168)	(1,142)	(1,073)	(1,103)
Provisions (net)	(157)	(182)	(164)	(230)	(513)	(199)	(298)	(144)
Other gains (losses)	(97)	(127)	(123)	(66)	(201)	(136)	(191)	(173)
Income before tax	1,544	1,289	1,604	1,442	978	976	1,092	1,017
Income tax	(332)	(294)	(429)	(386)	(173)	(243)	(292)	(273)
Net income from ongoing operations	1,212	995	1,175	1,056	805	733	800	744
Results from corporate operations (2)	4	(1,840)	144	583	—	—	—	—
Net income	1,215	(845)	1,319	1,639	805	733	800	744
Non-controlling interests	(275)	(212)	(97)	(103)	(116)	(132)	(95)	(120)
Net attributable profit	940	(1,057)	1,223	1,536	689	601	704	624
Net attributable profit from ongoing operations (3)	936	784	1,078	953	689	601	704	624
Basic earnings per share (euros) (4)	0.14	(0.18)	0.18	0.24	0.10	0.09	0.11	0.10

(1)	From the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti’s revenues and costs are integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).
(2)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti, the impact of the sale of BBVA’s 29.68% stake in CIFH and the badwill from the CX operation.
(3)	Corresponds to the attributable profit excluding results from corporate operations.
(4)	Adjusted by additional Tier I instrument remuneration.

4	Group information

Consolidated income statement (1)

(Million euros)

	2015	Δ%	Δ% at constant exchange rates	2014
Net interest income	16,426	8.7	21.5	15,116
Net fees and commissions	4,705	7.8	12.1	4,365
Net trading income	2,009	(5.9)	(2.6)	2,135
Dividend income	415	(21.8)	(22.4)	531
Income by the equity method	8	(77.2)	(78.9)	35
Other operating income and expenses	117	n.m.	2.7	(826)
Gross income	23,680	10.9	15.7	21,357
Operating expenses	(12,317)	12.5	15.8	(10,951)
Personnel expenses	(6,377)	13.7	14.7	(5,609)
General and administrative expenses	(4,650)	11.7	17.6	(4,161)
Depreciation and amortization	(1,290)	9.3	14.7	(1,180)
Operating income	11,363	9.2	15.6	10,406
Impairment on financial assets (net)	(4,339)	(3.3)	1.6	(4,486)
Provisions (net)	(733)	(36.6)	(30.9)	(1,155)
Other gains (losses)	(412)	(41.2)	(41.3)	(701)
Income before tax	5,879	44.7	54.9	4,063
Income tax	(1,441)	46.9	58.5	(981)
Net income from ongoing operations	4,438	44.0	53.8	3,082
Results from corporate operations (2)	(1,109)	n.m.	n.m.	—
Net income	3,328	8.0	15.3	3,082
Non-controlling interests	(686)	48.0	93.9	(464)
Net attributable profit	2,642	0.9	4.4	2,618
Net attributable profit from ongoing operations (3)	3,752	43.3	48.2	2,618
Basic earnings per share (euros) (4)	0.39			0.41

(1)	From the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. In 2014, Garanti’s revenues and costs are integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).
(2)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti, the impact of the sale of BBVA’s 29.68% stake in CIFH and the badwill from the CX operation.
(3)	Corresponds to the attributable profit excluding results from corporate operations.
(4)	Adjusted by additional Tier I instrument remuneration.

the stake in Turkey on an on-going basis (at 25.01% and integrated proportionally to this stake), this heading closed the year at a similar level to 2014. However, at constant exchange rates it increased by 11.5%. This trend is explained by: the increased activity in emerging countries and the

United States, the good performance of loan production in Spain, the incorporation of balances from CX, as well as the cheaper cost of deposits in Spain and the defense of customer spreads in the rest of the geographical areas.

•	Excellent performance of income from fees and commissions, which has gained momentum over the year. The negative effect of regulatory limits continues to be offset by an increasingly diversified revenue base. This is thanks to the improvement plans being carried out in a number of geographical areas (mainly in Spain and Turkey), the aforementioned increase in activity and an increase in higher added-value operations being delivered by the Group’s wholesale businesses.

•	As a result, more recurring revenue (net interest income plus fees and commissions) is still an extremely relevant element of the income statement, with an increase of 8.5% (up 19.2% at constant exchange rates). With Turkey presented on an on-going basis and taking into account the effect of exchange rates, the figure shows a high resilience (up 0.1%). Moreover, at constant exchange rates there was an increase of 10.1%.

Results	5

•	NTI performed very well in the fourth quarter compared to the third, thanks to the sale of ALCO portfolios in the United States and the positive trend in South America. Market turbulence, particularly starting in the third quarter of 2015 (basically due to uncertainty with respect to growth in China and the fall in oil prices), has led to the cumulative figure for the year declining by 5.9% (down 2.6% at constant exchange rates). With Turkey considered on an on-going basis, this heading increased by 3.0% (up 6.6% excluding the currency effect), even though the comparison basis of 2014 was high.

•	The dividends heading includes mainly those from the Group’s stake in Telefónica (second and fourth quarters) and China Citic Bank (CNCB). In 2015 the figure fell by 21.8% due to the lack of a dividend payment from CNCB.

•	Income by the equity method barely amounted to €8m. In 2014, this heading basically included income from the
Group’s stake in the Chinese entity CIFH until the month of November.

•	Lastly, other operating income and expenses for the fourth quarter includes the one-off contribution to the Spanish DGF, which in 2014 was paid over four quarters, and for the first time, a payment to the national Resolution Fund. In the cumulative total for the year, the good performance of income from insurance activities has offset the contributions to different guarantee funds in the countries where BBVA operates.

Operating income

Operating expenses increased by 12.5% on 2014 (up 15.8% at constant exchange rates). With figures from Turkey presented on an on-going basis, the year-on-year increase is reduced to

Breakdown of operating expenses and efficiency calculation

(Million euros)

	2015	Δ%	2014
Personnel expenses	6,377	13.7	5,609
Wages and salaries	5,047	18.2	4,268
Employee welfare expenses	827	0.1	826
Training expenses and other	504	(2.1)	515
General and administrative expenses	4,650	11.7	4,161
Premises	1,054	9.5	963
IT	880	6.0	831
Communications	289	0.4	288
Advertising and publicity	393	13.4	346
Corporate expenses	114	10.5	103
Other expenses	1,444	21.0	1,194
Levies and taxes	476	8.8	437
Administration expenses	11,027	12.9	9,771
Depreciation and amortization	1,290	9.3	1,180
Operating expenses	12,317	12.5	10,951
Gross income	23,680	10.9	21,357
Efficiency ratio (Operating expenses/gross income, in %)	52.0		51.3

6	Group information

Number of branches (1)

Spain
The United States
Turkey
Mexico
South America
Rest of Eurasia
7,420
3,230
685
1,794
1,590
121
7,371
3,112
675
1,831
1,677
75
9,145
3,811
669
1,109
1,818
1,684
54
December 2013
December 2014
December 2015

(1) Includes Garanti since the third quarter 2015.

Efficiency

(Million euros)
Gross income
Operating expenses
21,190
21,357
23,680
11,201
10,951
12,317
2013
2014
2015
Efficiency ratio
(Percentage)
52.9
51.3
52.0
2013
2014
2015

Number of branches (1)

Spain
The United States
Turkey
Mexico
South America
Rest of Eurasia
20,556
5,863
1,028
7,749
5,818
98
22,414
5,909
1,013
8,996
6,441
55
30,616
7,182
1,018
4,808
10,772
6,809
27
December 2013
December 2014
December 2015

(1) Includes Garanti since the third quarter of 2015.

Operating income

(Million euros)

+9.2% (1)
10,406
11,363
2,438
2,330
2,655
2,586
2,453
2,259
2,860
2,655
2,857
2,726
2,980
2,897
2,673
2,728
2,853
3,013
At constant exchange rates
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2014
2015

(1) At constant exchange rates: +15.6%.

6.0% (9.1% at constant exchange rates), affected by the high inflation in some emerging countries. Banking Activity in Spain includes CX since April 24 and the related integration costs. Excluding the incorporation of CX, the rate of increase of expenses is still lower than that of gross income.

As a result, operating income has improved to €11,363m, up 9.2% on 2014 (up 15.6% at constant exchange rates, 2.0% with data from Turkey presented on an on-going basis, and 8.0% with data from Turkey presented on an on-going basis and at constant exchange rates).

Provisions and others

Impairment losses on financial assets continue the downward trend of previous quarters. In 2015, they fell by 3.3% on 2014 (up 1.6% at constant exchange rates). By areas, there was a decline in the Eurozone and a limited increase in the rest of the geographical areas, very much in line with the growth in activity. The above explains why the cumulative cost of risk as of December 2015 (1.06%) is below the figure for the close of the first nine months of the year (1.10%) and for 2014 (1.25%).

Results	7

Allocation to provisions, which include the cost of the transformation plans, provisions for contingent liabilities and other commitments, as well as contributions to pension funds, were below the 2014 figure (down 36.6% or 30.9% at constant exchange rates).

Good performance also of the other gains (losses) heading, strongly affected by lower impairment losses on real-estate activity in Spain from provisions on property and foreclosed or acquired assets.

Profit

Net income from ongoing operations in 2015 grew year-on-year by 44.0% (up 53.8% excluding the effect of currencies).

The line results from corporate operations heading includes capital gains of €705m net of tax originated by the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB; the credit of €26m, also net of tax, for the badwill generated in the CX deal; the effect (practically neutral) of the close of the sale of BBVA’s entire stake in CIFH; and the impact of the valuation at fair value of the 25.01% stake held by BBVA in Garanti at the time when the acquisition of an additional

14.89% was completed (amounting to a negative €1,840m in the third quarter).

Lastly, attributable profit from ongoing operations in 2015, which consists of the Group’s net attributable profit excluding results from corporate operations totaled €3,752m, up 43.3% on 2014. Attributable economic profit from ongoing operations reached €619m.

8	Group information

BBVA Group not including Venezuela and with Turkey on an on-going basis

To ensure comparable figures, the Group’s income statement not including Venezuela is shown below (due to the exchange-rate impact), with Turkey presented on an on-going basis (to isolate the effects of the purchase of an additional 14.89% stake in Garanti, as already mentioned).

Consolidated income statement of BBVA Group excluding Venezuela and with Turkey presented on a like-for-like comparison (1)

(Million euros)

	2015	Δ%	Δ% at constant exchange rates	2014
Net interest income	14,923	13.1	10.9	13,191
Net fees and commissions	4,398	8.3	5.0	4,062
Net trading income	2,057	1.6	(0.2)	2,024
Other income/expenses	661	(7.5)	(7.9)	715
Gross income	22,039	10.2	7.9	19,992
Operating expenses	(11,545)	11.9	8.7	(10,318)
Operating income	10,494	8.5	7.0	9,675
Impairment on financial assets (net)	(4,057)	(4.7)	(4.9)	(4,257)
Provisions (net) and other gains (losses)	(1,112)	(36.5)	(36.8)	(1,752)
Income before tax	5,325	45.2	40.8	3,666
Income tax	(1,280)	45.7	41.2	(878)
Net income from ongoing operations	4,045	45.1	40.6	2,788
Results from corporate operations (2)	(1,109)	n.m.	n.m.	—
Net income	2,936	5.3	2.1	2,788
Non-controlling interests	(370)	11.4	5.9	(332)
Net attributable profit	2,566	4.5	1.5	2,456
Net attributable profit from ongoing operations (3)	3,675	49.7	45.4	2,456

(1)	Financial statements with Garanti’s revenues and costs integrated in the proportion corresponding to the percentage (25.01%) of the Group’s stake until the second quarter of 2015.
(2)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti, the impact of the sale of BBVA’s 29.68% stake in CIFH and the badwill from the CX operation.
(3)	Corresponds to the attributable profit excluding results from corporate operations.

Results	9

Balance sheet and business activity

BBVA Group’s year-on-year figures for its business activity and balance sheet as of 31-Dec-2015 are influenced by the incorporation of the balances from CX and by the integration of Garanti, after closing the purchase of an additional 14.89% of this Turkish bank. Considering Turkey on an ongoing basis, i.e. with the 25.01% initial stake and with its balances integrated in the proportion corresponding to this percentage stake, trends are summarized below:

•	Recovery in the last quarter of 2015 of part of the general depreciation accumulated by the exchange rates of the currencies of emerging countries against the euro. However, a comparison of the year-end exchange rates against the euro on 31-Dec-2015 against those on the same date in 2014 shows that the effect on the year-on-year rates of change is negative.

•	Growth in gross lending to customers (not including repurchase agreements –repos–) picks up speed: up 7.5% since December 2014, up 11.4% at constant exchange rates. This better performance is due to the increase in loans across all geographical areas. In Spain, this rise is explained by the incorporation of the balances from CX (up 13.1%), but also by the excellent performance of the production of new loans in all the segments, which has resulted in the stock of these products registering positive year-on-year

Consolidated balance sheet (1)

(Million euros)

	31-12-15	Δ%	31-12-14	30-09-15
Cash and balances with central banks	43,467	28.2	33,908	36,128
Financial assets held for trading	78,326	(6.1)	83,427	83,662
Other financial assets designated at fair value	2,311	(28.6)	3,236	4,968
Available-for-sale financial assets	113,426	14.9	98,734	117,567
Loans and receivables	457,644	18.3	386,839	451,658
Loans and advances to credit institutions	32,962	16.7	28,254	33,042
Loans and advances to customers	414,165	17.7	351,755	407,454
Debt securities	10,516	54.0	6,831	11,162
Held-to-maturity investments	—	—	—	—
Investments in entities accounted for using the equity method	879	32.9	661	779
Tangible assets	9,944	24.1	8,014	9,349
Intangible assets	10,275	16.2	8,840	9,797
Other assets	33,807	21.4	27,851	32,569

Total assets	750,078	15.1	651,511	746,477

Financial liabilities held for trading	55,203	(3.1)	56,990	58,352
Other financial liabilities designated at fair value	2,649	(26.2)	3,590	4,767
Financial liabilities at amortized cost	606,113	18.9	509,974	598,206
Deposits from central banks and credit institutions	108,630	11.1	97,735	115,154
Deposits from customers	403,069	21.9	330,686	388,856
Debt certificates	66,165	11.4	59,393	65,860
Subordinated liabilities	16,109	14.1	14,118	16,140
Other financial liabilities	12,141	51.0	8,042	12,196
Liabilities under insurance contracts	9,407	(10.2)	10,471	10,192
Other liabilities	21,267	12.7	18,877	21,360

Total liabilities	694,638	15.8	599,902	692,876

Non-controlling interests	8,149	224.6	2,511	7,329
Valuation adjustments	(3,349)	n.m.	(348)	(3,560)
Shareholders’ funds	50,639	2.4	49,446	49,832

Total equity	55,439	7.4	51,609	53,601

Total equity and liabilities	750,078	15.1	651,511	746,477

Memorandum item:
Contingent liabilities	49,876	34.5	37,070	48,545

(1)	Since the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. As of 31 December 2014, Garanti’s assets and liabilities are integrated in the proportion corresponding to the percentage of the Group’s stake at that date (25.01%).

10	Group information

rates of change (except for mortgages, which is a portfolio with a high degree of redemptions, and public sector lending).

•	Favorable performance of deposits from customers (excluding repurchase agreements –repos–: up 10.9% year-on-year at current exchange rates and 18.5% at constant rates).

•	Reduction in non-performing loans, thanks to lower additions to NPL and the good performance of recoveries. The increase in this figure compared to that registered twelve months earlier is explained by the aforementioned incorporation of the balances from CX.

•	Off-balance-sheet funds (mutual and pension funds and other off-balance-sheet funds) have also accelerated their year-on-year rate of growth compared to that in the first nine months of the year: up 6.6% taking into consideration the impact of currencies and up 8.1% at constant exchange rates.

Loans and advances to customers

(Million euros)

	31-12-15	Δ%	31-12-14	30-09-15
Domestic sector	176,093	8.3	162,652	177,935
Public sector	21,471	(8.1)	23,362	22,596
Other domestic sectors	154,623	11.0	139,290	155,340
Secured loans	97,852	12.0	87,371	99,240
Other loans	56,771	9.3	51,920	56,100
Non-domestic sector	231,429	28.1	180,719	222,613
Secured loans	103,007	41.4	72,836	102,408
Other loans	128,422	19.0	107,883	120,204
Non-performing loans	25,333	9.4	23,164	25,747
Domestic sector	19,499	5.0	18,563	20,181
Non-domestic sector	5,834	26.8	4,601	5,566
Loans and advances to customers (gross)	432,855	18.1	366,536	426,295
Loan-loss provisions	(18,691)	26.5	(14,781)	(18,841)
Loans and advances to customers	414,165	17.7	351,755	407,454

Customer funds

(Million euros)

	31-12-15	Δ%	31-12-14	30-09-15
Deposits from customers	403,069	21.9	330,686	388,856
Domestic sector	175,142	20.6	145,251	172,110
Public sector	15,368	44.3	10,651	12,843
Other domestic sectors	159,774	18.7	134,600	159,267
Current and savings accounts	78,502	31.9	59,509	74,044
Time deposits	69,326	14.1	60,783	71,807
Assets sold under repurchase agreement and other	11,947	(16.5)	14,308	13,416
Non-domestic sector	227,927	22.9	185,435	216,746
Current and savings accounts	123,854	8.8	113,795	117,056
Time deposits	98,596	57.2	62,705	94,531
Assets sold under repurchase agreement and other	5,477	(38.7)	8,935	5,159
Other customer funds	130,104	9.5	118,851	128,141
Spain	79,181	11.4	71,077	76,667
Mutual funds	33,676	13.6	29,656	32,434
Pension funds	22,897	4.7	21,879	22,397
Other off-balance sheet funds	123	(29.1)	174	119
Customer portfolios	22,485	16.1	19,368	21,717
Rest of the world	50,923	6.6	47,773	51,474
Mutual funds and investment companies	22,930	(0.9)	23,126	24,271
Pension funds	8,645	57.6	5,484	7,959
Other off-balance sheet funds	3,663	7.7	3,403	3,683
Customer portfolios	15,685	(0.5)	15,761	15,561

Total customer funds	533,173	18.6	449,537	516,996

Balance sheet and business activity	11

Solvency

Capital base

BBVA ended 2015 with a CET1 fully-loaded capital ratio of 10.3% and a leverage ratio of 6.0%, also fully-loaded. This continues to compare very favorably with the rest of its peer group. It is worth noting that the Group has waived the use of the so-called “national filter”, anticipating the proposal contained in the European Central Bank’s (ECB) draft regulation on the exercise of the options and powers available in EU law (November 2015), which is due to come into effect in March 2016. Additionally, the highlights in the period are:

•	Distribution to shareholders on July 16, 2015 and January 12, 2016 of €0.08 gross per share in cash, which involved disbursements of €504.4m and €509.3m, respectively.

•	The “dividend-option” programs, implemented in April and October, have had an excellent uptake (90.31% and 89.65%, respectively).

•	Increase in risk-weighted assets –RWA– (up 14.5% in the year, 0.9% over the last three months).

•	As a result of the above, the phased-in core capital ratio stands at 12.1%.

•	BBVA Group continues to maintain a high leverage ratio: 6.3% under phased-in criteria.

The following is worth mentioning with respect to regulation:

•	BBVA has published its prudential capital requirements applicable to the Entity, following the supervisory review and evaluation process (SREP), which established that BBVA maintain a phased-in core capital ratio of 9.5%, at both individual and consolidated level. In addition to this, an additional requirement has been added in 2016 at consolidated level for BBVA, as a global systemically important bank, consisting of an additional capital buffer of 0.25%. As a result, the minimum phased-in core capital required in 2016 will be 9.75%.

•	This requirement as a global systemically important bank (G-SIB) will not be applicable from January 1, 2017, as the Financial Stability Board (FSB) has communicated its decision to exclude BBVA from the list of G-SIBs as of that date. However, instead of this, a 0.5% requirement covering “other systemically important banks” established by the Bank of Spain will be applicable by 2019, and implemented gradually over four years (0.25% in 2017).

Ratings

In 2015, BBVA’s rating has been positive, in line with that in 2014, as commented. The latest update has been that DBRS has upgraded BBVA’s rating (A) outlook from stable to positive.

Ratings

Rating agency	Long term	Short term	Outlook
DBRS	A	R-1 (low)	Positive
Fitch	A–	F-2	Stable
Moody’s (1)	Baa1	P-2	Stable
Scope Ratings	A	S-1	Stable
Standard & Poor’s	BBB+	A-2	Stable

(1)	Additionally, Moody’s assigns an A3 rating to BBVA’s long term deposits.

Capital base

(Million euros)

	CRD IV phased-in
	31-12-15	30-09-15	30-06-15	31-03-15	31-12-14
Common equity Tier I	48,539	46,460	43,422	43,995	41,832
Capital (Tier I)	48,539	46,460	43,422	43,995	41,832
Other eligible capital (Tier II)	11,646	11,820	11,276	10,686	10,986
Capital base	60,185	58,280	54,698	54,681	52,818
Risk-weighted assets	401,346	397,936	352,782	347,096	350,803
Total ratio (%)	15.0	14.6	15.5	15.8	15.1
CET1 (%)	12.1	11.7	12.3	12.7	11.9
Tier I (%)	12.1	11.7	12.3	12.7	11.9
Tier II (%)	2.9	3.0	3.2	3.1	3.1

12	Group information

Risk management

Credit risk

In 2015, the main variables related to the Group’s credit risk management have continued to be positive in general terms and compared to the previous year. The year-on-year changes are affected both by the incorporation of CX and by the effects resulting from the purchase of an additional 14.89% stake in Garanti.

•	The positive trend in activity in the quarter explains the 1.6% increase in the Group’s credit risk from 30-Sep-2015. It has increased by 19.5% over the last twelve months. Excluding the impact of exchange rates, there has been a quarterly increase of 0.7% and a year-on-year increase of 23.6%.

•	Non-performing loans, which account for 5.4% of total credit risk, maintain their downward trend. They are down 1.5% over the quarter, strongly affected by their performance in Banking Activity in Spain (down 1.5%) and Real-estate Activity in Spain (down 7.3%). In year-on-year terms, this heading has increased by 10.2%, basically as a result of the incorporation of the balances from CX (excluding this effect, there has been a 4.6% decrease).

Credit risks (1)

(Million euros)

	31-12-15	30-09-15	30-06-15	31-03-15	31-12-14
Non-performing loans and contingent liabilities	25,996	26,395	26,369	23,184	23,590
Credit risks	482,518	474,693	430,870	413,687	403,633
Provisions	19,405	19,473	18,909	15,002	15,157
NPL ratio (%)	5.4	5.6	6.1	5.6	5.8
NPL coverage ratio (%)	74	74	72	65	64
NPL ratio (%) (excluding Catalunya Banc)	4.9	5.0	5.5	—	—
NPL coverage ratio (%) (excluding Catalunya Banc)	69	68	65	—	—

(1)	Include gross customer lending plus contingent exposures.

Non-performing loans evolution

(Million euros)

	4Q15	3Q15	2Q15	1Q15	4Q14
Beginning balance	26,395	26,369	23,184	23,590	24,405
Entries	2,944	1,947	2,223	2,359	2,363
Recoveries	(2,016)	(1,549)	(1,643)	(1,751)	(1,935)
Net variation	928	398	580	608	427
Write-offs	(1,263)	(1,483)	(1,105)	(1,152)	(1,248)
Exchange rate differences and other (1)	(63)	1,111	3,709	138	5
Period-end balance	25,996	26,395	26,369	23,184	23,590
Memorandum item:
Non-performing loans	25,333	25,747	25,766	22,787	23,164
Non-performing contingent liabilities	664	647	602	398	426

(1)	The third quarter of 2015 includes the effects of the purchase of an additional 14.89% in Garanti.

Risk management	13

•	Loan-loss provisions remain at levels similar to those registered at the close of the third quarter (down 0.3%). Compared to the amount registered at the end of 2014, there has been a 28.0% increase, due partly to the aforementioned CX operation.

•	Consequently, further improvement in the Group’s NPL ratio which closed at 5.4% and continues to decline with respect to the close of the previous quarter. Stability in the coverage ratio, at 74%. In the year-on-year comparison, the incorporation of CX has increased the NPL ratio, but also the coverage ratio.

•	Lastly, there is a positive trend in the cost of risk compared to the cumulative figures to September 2015 and December 2014.

Structural risks

Liquidity and funding

Management of liquidity and funding aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance.

A core principle in BBVA’s management of the Group’s liquidity and funding is the financial independence of its banking subsidiaries abroad. This principle prevents the propagation of a liquidity crisis among the Group’s different areas and ensures that the cost of liquidity is correctly reflected in price formation.

During 2015 the liquidity and funding conditions have remained comfortable across BBVA’s global footprint. Specifically, in the latter part of the year:

•	BBVA S.A. has had recourse to the long-term wholesale funding markets, with two successful operations that have attracted the attention of the most important investors: senior debt in the United States market for US$ 1,000m at 5 years; and a mortgage-covered bond in the euro market for €1,250m with a maturity of 5.5 years.

•	The long-term wholesale funding markets have remained stable in the other geographical areas where the Group operates.

•	Short-term funding has also continued to perform extremely well, in a context marked by a high level of liquidity.

•	In general, the financial soundness of the Group’s banks is based on the funding of lending activity, basically through the use of customer funds.

•	With respect to the new regulatory LCR ratios, BBVA has levels that are clearly higher than demanded by regulations, both at Group level and in all its banking subsidiaries.

Foreign exchange

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises abroad, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

2015 was characterized by some volatility of the currencies of emerging economies, affected by weak global growth and the fall in oil prices, which was reversed to some extent in the fourth quarter. In this context, BBVA has maintained a policy of actively hedging its investments in Mexico, Chile, Colombia, Turkey and the dollar area. In addition to these hedges done at corporate level, dollar positions are held at local level by some of the subsidiary banks. The currency risk of the earnings expected from abroad for the last 12 months has also been managed.

Interest rates

The aim of managing interest-rate risk is to maintain sustained growth of net interest income in the short and medium term, irrespective of interest-rate fluctuations.

During 2015, the results of this management have been satisfactory, with limited risk strategies in all the Group’s banks. The amount of NTI generated in Europe, the United States and Mexico is the result of prudent portfolio management strategies, particularly in terms of sovereign debt, in a context marked by low interest rates.

Economic capital

Attributable economic risk capital (ERC) consumption at the end of December stood at €32,278m. Over the last twelve months, the decline in equity ERC is the result of the reduction in the stake in CNCB. The integration of CX (which mainly affects credit and fixed-asset risk) and the effect of the Garanti deal have resulted in an increase in ERC, which nevertheless has been partly offset by the depreciation against the euro of the main currencies of emerging markets in 2015. The year-on-year rate of change in ERC is therefore +5.7%.

14	Group information

The BBVA share

In 2015, global economic growth lost momentum, mainly as a result of the slowdown in the main emerging economies. The recovery in the developed markets has been insufficient to offset this impact. The new downward correction of activity in China, the tightening of monetary policy in the United States and the fall in the price of commodities have resulted in a difficult scenario that has kept global growth in 2015 at around 3.2%.

In this global situation, the main stock-market indices, except for the European Stoxx 50, have closed 2015 at levels lower than those registered the previous year. In the United States, the general S&P 500 index closed with a year-on-year decline of 0.7%, while in Spain the Ibex 35 lost 7.2%, after the consecutive rises registered in the two previous years. In contrast, in Europe, the Stoxx 50 index gained 3.2%.

The performance of the banking sector in 2015 has to a certain extent proved a burden on these general indices. The S&P Regional Banks banking sector index in the United States closed 2015 with a year-on-year decline of 0.3%, while in Europe, the Stoxx Banks fell 3.3% and the Euro Stoxx Banks, which includes the banks in the Eurozone, lost 4.9%. The sector’s performance over the year has been affected by a number of factors, including market uncertainty about the potential impact of the regulatory changes currently being discussed and the downward revision of the expectations of growth over the year.

The price of the BBVA share increased by 19.8% in the first quarter of 2015 before starting a downward path that continued for the rest of the year. At the close of the year,

the price posted a year-on-year decline of 14.2%, with a price of €6.74 per share as of 31-Dec-2015. This amount represents a market capitalization of €42,905m, a price/book value ratio of 0.9 and a P/E of 13.2 (calculated on BBVA Group’s net attributable profit for 2015). At these levels, the value of the BBVA share compares favorably with the average for European banks.

The BBVA share and share performance ratios

	2015	2014
Number of shareholders	934,244	960,397
Number of shares issued	6,366,680,118	6,171,338,995
Daily average number of shares traded	46,641,017	48,760,861
Daily average trading (million euros)	393	437
Maximum price (euros)	9.77	9.99
Minimum price (euros)	6.70	7.45
Closing price (euros)	6.74	7.85
Book value per share (euros) (1)	7.47	8.01
Market capitalization (million euros)	42,905	48,470
Price/book value (times)	0.9	1.0
PER (Price/earnings; times)	13.2	17.3
Yield (Dividend/price; %) (2)	5.5	4.2

(1)	Numerator= equity plus valuation adjustments; denominator= number of shares outstanding minus treasury stock. All data refers to a specific date.
(2)	Calculated by dividing shareholder remuneration over the last twelve months over the closing price at the end of the period.

As regards shareholder remuneration, two dividends were paid out in cash at €0.08 gross per share each, amounting to disbursements of €504.4m on July 16, 2015 and €509.3m on January 12, 2016, against 2015 earnings. Additionally, at its meetings held on March 25 and September 30, 2015, the Board of Directors of BBVA agreed to complete two capital increases against reserves, under the terms agreed by the Annual General Meeting of Shareholders held on March 13, 2015. These increases have served as instruments for developing the share remuneration scheme called “dividend-option”, details of which have been widely reported in previous reports. In the case of the implementation of the first “dividend-option”, the holders of 90.31% of these rights chose to receive new shares. In the case of the second, the holders of 89.65% decided to receive new shares. The acceptance percentages are the highest obtained in the last two years, confirming the excellent level of support for this remuneration system among shareholders.

The BBVA share	15

The number of BBVA shares, as of 31-Dec-2015 stood at 6,367 million. Their increase on the figure at the end of 2014 is explained by the capital increases against reserves completed over the year to execute the aforementioned “dividend-option”.

The number of BBVA shareholders as of 31-Dec-2015 stood at 934,244, a year-on-year decline of 2.7%. The granularity of the shareholders remained at similar levels in 2015, with no significant holdings. Investors resident in Spain hold 44.7% of the share capital, while the percentage owned by non-resident shareholders has continued to increase to 55.3% (compared with 53.9% in 2014).

Shareholder structure

(31-12-2015)

	Shareholders		Shares
Number of shares	Number	%	Number	%
Up to 150	217,876	23.3	15,490,716	0.2
151 to 450	196,590	21.0	53,455,140	0.8
451 to 1800	282,378	30.2	265,401,936	4.2
1,801 to 4,500	124,071	13.3	353,693,692	5.6
4,501 to 9,000	57,993	6.2	364,537,906	5.7
9,001 to 45,000	48,866	5.2	851,284,685	13.4
More than 45,001	6,470	0.7	4,462,816,043	70.1

Total	934,244	100.0	6,366,680,118	100.0

BBVA shares are traded on the Continuous Market of the Spanish Stock Exchanges and also on the stock markets in London and Mexico. BBVA American depositary shares (ADS) are traded in New York and also on the Lima Stock Exchange (Peru) under an exchange agreement between these two markets.

Lastly, BBVA shares are included in the key Ibex 35 and Euro Stoxx 50 indices, with an 8.82% weighting in the former and 2.02% in the latter, as well as in several banking industry indices, most notably Stoxx Banks, with a weighting of 4.31%, and the Euro Stoxx Banks, with a weighting of 8.96%. In addition, BBVA maintains a significant presence on the main sustainability indices or ESG (Environmental, Social and Governance) indices, which evaluate the performance of companies in this area. In 2015, BBVA maintained its place in the main sustainability indices at international level.

Main sustainability indices with BBVA presence

(31-12-2015)

		Weighting (%)
	DJSI World	0.57
	DJSI Europe	1.24
	DJSI Eurozone	2.60
	MSCI World ESG	0.29
	MSCI EX USA ESG	0.69
(1)	MSCI AC Europe ESG	1.13
	FTSE4Good Global	0.27
	FTSE4Good Global 100	0.47
	FTSE4Good Europe	0.74
	FTSE4Good Europe 50	1.34
	Euronext-Vigeo Europe 120	0.79
	Euronext-Vigeo Eurozone 120	0.76
	STOXX Global ESG Environmental Leaders	0.42
	STOXX Global ESG Social Leaders	0.42
	EURO STOXX ESG Leaders 50	2.00
	STOXX Europe ESG Leaders 50	2.00
	STOXX Global ESG Leaders	0.28

(1)	The inclusion of Banco Bilbao Vizcaya Argentaria S.A. in any MSCI index, and the use of MSCI logos, trademarks, service marks or index names herin, do not constitute a sponsorship, endorsement or promotion of Banco Bilbao Vizcaya Argentaria S.A. by MSCI or any of its affiliates. The MSCI indexes are the exclusive property of MSCI. MSCI and the MSCI index names and logos are trademarks or service marks of MSCI or its affiliates.

16	Group information

Responsible banking

One of the most relevant news in 2015 was the achievement of the goal set for Yo Soy Empleo (I am Employment), which created 10,000 jobs in two years. Those who benefited most were: SMEs; self-employed workers, with 1,250 aid packages; and younger workers, with 40% of the aid. All hirings are for more than one year and 55% are permanent contracts. Additionally, 150 aid packages were granted for hiring people with disabilities. Training is a fundamental element, with 2,750 courses given to 3,000 entrepreneurs, and hiring has been boosted through the intermediation with 1,000 recruitment processes in 500 companies.

Financial Literacy

The Financial Literacy Day was held for the first time on October 5 with the support of BBVA. It aims to raise awareness in society of the need to have proper financial planning, to save and to be well informed to be able to make the right economic decisions at any stage of life.

BBVA has announced the local and regional winners in South America of the Camino al Éxito Awards (Path to Success) 2015, which can access non-interest funding of up to 250,000 dollars.

Products with a high social impact

The United Nations Sustainable Development Goals Fund (SDG-F) has recognized the BBVA Microfinance Foundation as one of the 13 private institutions worldwide that are members of its Private Sector Advisory Panel. United Nations has highlighted this institution for its activity in favor of poverty eradication, dignified work and gender equality.

Momentum Project has held the Social Investment Day, the major social entrepreneurship event where the thirteen participating companies presented their growth plans to experts and potential investors.

The holding of the Impact Challenge Blue BBVA has been a resounding success. This innovation event is designed for young participants to find solutions to two challenges, one technological and one social.

Society

Education for society

Social entrepreneurship and education in values will take center stage in the 2016 edition of Ruta BBVA, which will travel around Spain and Mexico.

BBVA and the Latin American Foundation for Education, Science and Culture have signed a partnership agreement to continue working together in favor of children with various initiatives.

The team

BBVA has been the most highly rated company, in the financial sector, in the annual ranking of the best companies to work for prepared by Great Place To Work®. It is also in eighth place on the global list of the 25 best companies to work for in the world.

Territorios Solidarios (Solidarity Territories) is also back. This 4th edition will support 178 projects in Spain with 1.65 million euros donated and 600,000 beneficiaries.

Once more, BBVA has held the BBVA Charity Run, which allocated the money raised to the Cáritas Multiplica charity store. This project helps low-income people (currently 713) so they can have access to the food and hygiene products they need at affordable prices.

The environment

BBVA has demonstrated its commitment to the fight against climate change with its support for several declarations on the eve of the Paris Climate Summit (COP21). These include those made by the Spanish Green Growth Group on the major role of companies in achieving a more sustainable development; the European Financial Services Round Table (EFR), which stresses the commitment of its associate international financial companies to reducing their carbon emissions and advising their customers in the transition to a more sustainable future; and the Alliance of Energy Efficiency Financing Institutions, which states the unique position of the financial sector for channeling the funding of activities that promote energy efficiency.

The 10th edition of the BBVA Foundation Awards for Biodiversity Conservation has been held, which are endowed with 580,000 euros and pay tribute to people and institutions that are making progress in research in favor of nature.

Science and Culture

The Spanish Royal Mathematical Society (RSME) and the BBVA Foundation have joined forces to support research in mathematics as an essential factor of progress in all aspects of life. Both institutions have created the Vicent Caselles awards to honor the work of young mathematicians.

The BBVA Foundation and CERN (Organisation Européenne pour la Recherche Nucléaire) have also held a new series of conferences on the challenges and advances in particle physics.

Lastly, the BBVA Foundation, the Spanish Association of Symphony Orchestras (AEOS) and Plena Inclusión have implemented Mosaico de Sonidos (Mosaic of Sound), a program that turns people with intellectual or development disabilities into composers and performers using music to promote creativity, personal development and integration.

Responsible banking	17

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different areas. Specifically, it shows a summary of the income statement and balance sheet, the business activity figures and the most significant ratios in each of them.

In 2015 changes were made to the reporting structure of BBVA Group’s business areas with respect to the structure in force in 2014. Because the stake in Turkiye Garanti Bankasi, A.S. (Garanti Bank) increased to 39.9%, its balance sheet and earnings are presented separately from those of the rest of Eurasia. Thus the business areas are now as follows:

•	Banking activity in Spain includes, as in previous years, the Retail Network, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management. It also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet. Since April 24 it also includes the activity, balance sheet and earnings of the banking business of Catalunya Banc (hereinafter, CX).

•	Real-estate activity in Spain basically covers lending to real-estate developers and foreclosed real-estate assets in the country (including those from CX).

•	The United States includes the Bank’s business activity in the country through BBVA Compass, the New York branch and the US companies Simple and Spring Studio, which were bought in February 2014 and April 2015, respectively, as part of BBVA’s strategy to head up the technological transformation of the financial industry.

•	Turkey includes BBVA’s stake in Garanti Bank (39.9% since the third quarter of 2015), which has been incorporated into the Group’s financial statements by the full integration method.

•	Mexico includes the banking and insurance businesses in the country.

•	South America includes BBVA’s banking and insurance businesses in the region.

•	The rest of Eurasia includes business activity in the rest of Europe and Asia, i.e. the Group’s retail and wholesale businesses in the area.

In addition to the above, all the areas include a remainder made up of other businesses and a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Lastly, the Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it basically corresponds to the Group’s holding function. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles. It also comprises the result from certain corporate operations carried out by the Group that are commented at various points in this report.

In addition to this geographical breakdown, supplementary information is provided for all the wholesale businesses carried out by BBVA, i.e. Corporate & Investment Banking (CIB). This aggregate business is considered relevant to better understand the Group because of the characteristics of the customers served, the type of products offered and the risks assumed.

Lastly, as usual, in the case of the Americas and Turkey the results of applying constant exchange rates are given in addition to the year-on-year variations at current exchange rates.

The Group compiles information by areas based on units at the lowest level, and all the data related to the business they manage is recorded in full. These basic units are then aggregated in accordance with the organizational structure established by the Group for higher-level units and, finally, the business areas themselves. Similarly, all the companies making up the Group are also assigned to the different units according to the geographical area in which they carry out their activity.

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

•	Capital. Capital is allocated to each business according to economic risk capital (ERC) criteria. This is based on the concept of unexpected loss at a specific confidence level, depending on the Group’s capital adequacy targets. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk, fixed-asset risk and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel III capital accord, with economic criteria taking precedence over regulatory ones.

ERC is risk-sensitive and thus linked to the management policies of the businesses themselves. It standardizes capital allocation among them in accordance with the risks incurred. In other words, it is calculated in a way

18	Business areas

that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for profitability by client, product, segment, unit or business area.

•	Internal transfer prices. BBVA Group has a transfer prices system whose general principles apply in the Bank’s different entities, business areas and units. Within each geographical area, internal transfer rates are established to calculate the net interest income of its businesses, under both the asset and liability headings. These rates consist of a reference rate (an index whose use is generally accepted on the market) that is applied based on the transaction’s revision period or maturity, and a liquidity premium, i.e. a spread that is established based on the conditions and outlook of the financial markets in this respect. There are also agreements for the allocation of earnings between the product-generating units and the distribution units.

•	Allocation of operating expenses. Both direct and indirect costs are allocated to the business areas, except where there is no clearly defined relationship with the businesses,
i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

•	Cross-selling. In some cases, consolidation adjustments are required to eliminate shadow accounting entries that are registered in the earnings of two or more units as a result of cross-selling incentives.

To ensure an adequate understanding of the figures appearing in the graphics on activity and the tables on the relevant business data in each of the business areas, the criteria used are given below:

•	Loans and advances to customers (gross) do not include repurchase agreements (repos).

•	Customer deposits under management exclude repos.

•	Off-balance sheet funds cover mutual funds, pension funds and other off-balance sheet funds.

•	Total funds under management are made up of the sum of customer deposits under management plus off-balance sheet funds.

Mayor income statement items by business area

(Million euros)

		Business areas
	BBVA Group (1)	Banking activity in Spain	Real-estate activity in Spain	The United States	Turkey (1)	Mexico	South America	Rest of Eurasia	S Business areas	Corporate Center
2015
Net interest income	16,426	4,000	66	1,811	2,194	5,393	3,202	183	16,850	(424)
Gross income	23,680	6,804	(16)	2,652	2,434	7,069	4,477	473	23,892	(212)
Operating income	11,363	3,302	(150)	846	1,273	4,456	2,498	121	12,345	(982)
Income before tax	5,879	1,492	(713)	705	853	2,769	1,814	111	7,031	(1,152)
Net attributable profit	2,642	1,046	(492)	537	371	2,090	905	76	4,533	(1,891)
2014
Net interest income	15,116	3,830	(38)	1,443	735	4,910	4,699	189	15,767	(651)
Gross income	21,357	6,621	(220)	2,137	944	6,522	5,191	736	21,931	(575)
Operating income	10,406	3,534	(373)	640	550	4,115	2,875	393	11,734	(1,328)
Income before tax	4,063	1,220	(1,287)	561	392	2,519	1,951	320	5,678	(1,615)
Net attributable profit	2,618	858	(901)	428	310	1,915	1,001	255	3,867	(1,249)

(1)	From the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti’s revenues and costs are integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).

Breakdown of gross income, operating income and net attributable profit by geography (1)

(2015. Percentage)

	Banking activity in Spain	Spain (2)	The United States	Turkey	Mexico	South America	Rest of Eurasia
Gross income	28.5	28.4	11.1	10.2	29.6	18.7	2.0
Operating income	26.7	25.5	6.9	10.3	36.1	20.2	1.0
Net attributable profit	23.1	12.2	11.9	8.2	46.1	20.0	1.7

(1)	Excludes the Corporate Center.
(2)	Including real-estate activity in Spain.

Business areas	19

Interest rates

(Quarterly averages)

	2015				2014
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.05	0.05	0.05	0.05	0.05	0.12	0.22	0.25
Euribor 3 months	(0.09)	(0.03)	(0.01)	0.05	0.08	0.16	0.30	0.30
Euribor 1 year	0.09	0.16	0.17	0.25	0.33	0.44	0.57	0.56
USA Federal rates	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25
TIIE (Mexico)	3.35	3.32	3.30	3.30	3.29	3.29	3.67	3.79
CBRT (Turkey)	8.78	8.66	8.26	7.99	8.40	8.40	9.79	9.22

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates			Average exchange rates
	31-12-15	Δ% on 31-12-14	Δ% on 30-09-15	2015	Δ% on 2014
Mexican peso	18.9147	(5.5)	0.3	17.6109	0.3
U.S. dollar	1.0887	11.5	2.9	1.1094	19.7
Argentinean peso	14.1267	(26.5)	(25.3)	10.2526	5.0
Chilean peso	769.82	(4.3)	2.5	725.69	4.2
Colombian peso	3,424.66	(15.1)	2.1	3,048.78	(13.0)
Peruvian new sol	3.7092	(2.6)	(2.8)	3.5314	6.7
Venezuelan bolivar fuerte	469.4836	(96.9)	(52.4)	469.4836	(96.9)
Turkish lira	3.1765	(10.8)	6.7	3.0246	(3.9)

Risk-weighted assets. Breakdown by business areas and main countries

(Million euros)

	CRD IV phased-in
	31-12-15	31-12-14
BBVA Group	401,346	350,803
Banking activity in Spain	122,226	108,375
Real-estate activity in Spain	14,912	15,724
The United States	59,433	49,371
Turkey	72,778	16,449
Mexico	50,594	47,246
South America	56,164	74,988
Argentina	9,115	8,555
Chile	13,431	12,312
Colombia	10,967	10,389
Peru	17,453	13,628
Venezuela	1,788	26,819
Rest of South America	3,410	3,284
Rest of Eurasia	15,375	20,379
Corporate Center	9,865	18,270

20	Business areas

Banking activity in Spain

Highlights
•	Economic recovery is consolidating.
•	Excellent performance of the production of new loans and customer deposits.
•	Earnings for the fourth quarter affected by the contributions to the DGF and to the national Resolution Fund.
•	Reduction in the cost of risk.
•	Sound risk indicators.

Banking activity in Spain	21

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	2015	Δ%	2014
Net interest income	4,000	4.4	3,830
Net fees and commissions	1,605	10.5	1,453
Net trading income	1,013	(11.9)	1,149
Other income/expenses	185	(1.9)	189
Gross income	6,804	2.8	6,621
Operating expenses	(3,502)	13.4	(3,087)
Personnel expenses	(1,936)	8.7	(1,780)
General and administrative expenses	(1,186)	19.2	(995)
Depreciation and amortization	(381)	22.1	(312)
Operating income	3,302	(6.6)	3,534
Impairment on financial assets (net)	(1,332)	(21.2)	(1,690)
Provisions (net) and other gains (losses)	(478)	(23.3)	(623)
Income before tax	1,492	22.3	1,220
Income tax	(440)	22.6	(359)
Net income	1,052	22.1	862
Non-controlling interests	(6)	72.4	(4)
Net attributable profit	1,046	21.9	858

Balance sheet	31-12-15	Δ%	31-12-14
Cash and balances with central banks	8,670	10.1	7,876
Financial assets	117,631	1.4	116,016
Loans and receivables	209,745	9.7	191,278
Loans and advances to customers	184,115	8.8	169,216
Loans and advances to credit institutions and other	25,630	16.2	22,062
Inter-area positions	557	—	—
Tangible assets	702	0.3	700
Other assets	2,338	(9.2)	2,576

Total assets/liabilities and equity	339,643	6.7	318,446

Deposits from central banks and credit institutions	59,456	(8.2)	64,765
Deposits from customers	185,314	20.1	154,261
Debt certificates	41,422	(0.6)	41,689
Subordinated liabilities	2,360	10.9	2,128
Inter-area positions	—	—	45
Financial liabilities held for trading	39,955	(9.1)	43,977
Other liabilities	1,879	(45.1)	3,422
Economic capital allocated	9,259	13.5	8,158

Relevant business indicators	31-12-15	Δ%	31-12-14
Loans and advances to customers (gross) (1)	187,719	13.1	165,975
Customer deposits under management (1)	166,869	20.8	138,140
Off-balance sheet funds (2)	56,690	9.6	51,702
Efficiency ratio (%)	51.5		46.6
NPL ratio (%)	6.6		6.0
NPL coverage ratio (%)	59		45
Cost of risk (%)	0.71		0.95

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

The Spanish economy continues to grow at the rates seen in the first half of 2015 (quarterly growth of GDP is around 0.8%). This positive trend is supported mainly by strong domestic demand.

In the financial sector, the volume of non-performing loans continues to fall (the NPL ratio stood at 10.35% in November, its lowest level since July 2012), Spanish banks still find it easy to obtain liquidity on the financial markets and the sector remains solvent. At the same time, the deleveraging process is moderating (the year-on-year fall in the stock of loans as of November 2015 was 3.2%), as the flow of new lending is speeding up (up 8.9% year-on-year at November).

Activity

Growth in gross lending to customers of 13.1% in year-on-year terms was influenced by the inclusion of CX since April 24, 2015. Without the inclusion, the balance of lending was practically flat over the year (–0.2%). Loan production performed particularly well in 2015 (not considering the balances of CX), with year-on-year growth of 34.2% in mortgages, 30.7% in consumer finance and 24.3% in small businesses. As a result, the back-book of these products, except for mortgages (as this is a portfolio with long maturities), has posted positive year-on-year growth.

With respect to asset quality, the incorporation of CX has led to an increase in non-performing loans, and as a result a rise in the NPL ratio, but also an increased coverage ratio. On a comparable basis, it’s worth of note the containment of NPL net entries. As a result, the NPL ratio improved by 23 basis points over the year. Over the quarter, the NPL ratio declined by 11 basis points. The coverage ratio increased by 14.8 percentage points over the year (–60 basis points without CX) and declined slightly over the quarter (98 basis points).

Customer deposits under management grew significantly in 2015 (up 20.8% year-on-year). The inclusion of CX has a major influence on this trend, although there was also a moderate growth (up 2.2%) if the balances from CX are not included, due to the good performance of current and savings accounts (up 18.9% not including CX; up 31.9% including CX) and a containment of the decline in time deposits, reversing the trend of previous quarters (down

22	Business areas

12.5% year-on-year not including CX, –0.2% over the quarter; including CX there was a year-on-year growth of 11.2%). Off-balance-sheet funds grew by 9.6%, despite the unfavorable performance of the markets in the final months of 2015 (growth of 3.2% over the quarter).

Earnings

As mentioned above, the area’s income statement is affected by the reclassification of some of the operating expenses related to Technology from the Corporate Area to the Banking Activity area in Spain. To ensure comparable figures, the income statements of 2015 and 2014 have been modified. The most important points in the year-on-year comparison are summed up below:

•	In an environment of all-time low interest rates, net interest income has grown by 4.4% on the figure for 2014. The lower yield on loans is being offset by cheaper funding, both retail (reduction in the cost of deposits) and wholesale.

•	Good performance of income from fees and commissions (up 10.5% in year-on-year terms), despite the regulatory limitations currently in place with respect to cards and pension fund management. This positive performance springs from a number of factors: the good trend in funds, both in terms of volume managed and their mix; plans to improve the revenue heading that are being carried out; and the increase in advisory operations being executed in the wholesale businesses.
•	The contribution from NTI is smaller than in 2014, due mainly to lower ALCO portfolio sales, despite the favorable performance in the Global Markets business in Spain.

•	Booking in the fourth quarter of the contribution to the Deposit Guarantee Fund (FGD), and for the first time, to the national Resolution Fund, which explains the decline of 1.9% in the other income/ expenses heading despite the good performance of the insurance business.

•	Growth of 13.4% in operating expenses as a result of the inclusion of CX and of related integration costs.

•	The continued improvement in asset quality has led to lower impairment losses on financial assets. The 2015 figure is down 21.2%, so the cumulative cost of risk as of December stands at 0.71%, an improvement on the first nine months of 2015 and on 2014.

•	Provisions (net) and other gains/losses include the costs derived from the transformation process, as mentioned in previous quarterly reports. The cumulative figure for 2015 under this heading shows a reduction of 23.3% on the figure for 2014.

As a result, the net attributable profit generated by banking activity in Spain in 2015 was €1,046m, a year-on-year increase of 21.9%.

Banking activity in Spain	23

Real-estate activity in Spain

Highlights
•	The growing trend in prices and in the demand for housing continues.
•	Stronger activity in mortgage lending.
•	Negative contribution of the area to earnings continues to decline.
•	Improved risk indicators.

Coverage of real-estate exposure in Spain

(Million of euros as of 31-12-15)

	Risk amount	Provision	% Coverage over risk
NPL + Substandard	7,014	3,801	54
NPL	6,231	3,600	58
Substandard	783	201	26
Foreclosed real-estate and other assets	15,243	8,729	57
From real-estate developers	8,938	5,364	60
From dwellings	4,937	2,687	54
Other	1,368	678	50

Subtotal	22,257	12,530	56

Performing	2,667
With collateral	2,286
Finished properties	1,785
Construction in progress	263
Land	238
Without collateral and other	381
Real-estate exposure	24,924	12,530	50

Industry trends

In the second half of 2015, demand for residential real-estate continued to be supported by the positive fundamentals, particularly the increase in mortgage lending and the positive trend in employment. The reduction in the housing stock has boosted housing starts, in an environment of slightly rising prices. According to data from the third quarter of 2015, prices have increased, especially on the coast and in the large metropolitan areas.

The decline in the cost of finance has helped increase activity in the mortgage market. According to the cumulative figures from the Bank of Spain through November 2015, the volume of new loans granted to families to buy homes increased by 35.3% in year-on-year terms, with 15 consecutive months of growth.

The latest data published in the third quarter of 2015 by the National Institute for Statistics (INE) confirm that housing prices continue their positive trend. So far this year, with data through September, new homes have gained 4.4% in value and existing homes 4.3%.

Figures on construction activity show that housing starts are recovering strongly, although the starting point was low. Specifically, between January and October 2015, the number of construction permits granted was 29.2% up on the same period in 2014.

Exposure

BBVA continues with its strategy of reducing its net exposure to the real-estate sector in Spain. This includes both the developer

24	Business areas

segment (lending to real-estate developers plus foreclosed assets derived from these loans) and foreclosed real-estate assets from retail mortgage loans. As of 31-Dec-2015, exposure stood at €12,394m, a reduction of 1.2% since December 2014, despite the fact that 2014 figures did not include CX balances. Exposure was down 3.4% on the September figure.

In terms of total real-estate exposure, including outstanding loans to developers, foreclosed assets and other assets, the coverage ratio was 50% at the close of 2015.

Non-performing loans have fallen again over the quarter, with new additions to NPL declining over the period and recoveries progressing positively. The coverage ratio for non-performing and substandard loans remains at 54%.

Sales of real-estate assets in the fourth quarter have been affected by seasonal factors, especially in December, and numbered 3,734 units, or 7,437 including sales of developer assets on the balance sheet. In cumulative terms, this figure amounts to 21,082 units. Although it is a slight fall (9%) on 2014, profitability has risen.

Earnings

BBVA’s real-estate business in Spain registered a loss of €85m in the fourth quarter of 2015, a figure that improves on the loss of €265m in the same quarter in 2014, mainly due to the reduced need for loan-loss and real-estate provisions, as well as improved capital gains from sales. In cumulative terms, the area registered a loss of €492m (-€901m in the same period in 2014).

Financial statements

(Million euros)

Income statement	2015	Δ%	2014
Net interest income	66	n.m.	(38)
Net fees and commissions	2	(51.3)	5
Net trading income	5	n.m.	(2)
Other income/expenses	(89)	(51.7)	(184)
Gross income	(16)	(92.9)	(220)
Operating expenses	(135)	(11.9)	(153)
Personnel expenses	(66)	(18.8)	(81)
General and administrative expenses	(44)	(9.3)	(49)
Depreciation and amortization	(25)	6.9	(23)
Operating income	(150)	(59.7)	(373)
Impairment on financial assets (net)	(179)	(39.7)	(297)
Provisions (net) and other gains (losses)	(383)	(37.8)	(616)
Income before tax	(713)	(44.6)	(1,287)
Income tax	221	(42.1)	382
Net income	(491)	(45.7)	(904)
Non-controlling interests	(1)	n.m.	3
Net attributable profit	(492)	(45.4)	(901)

Balance sheet	31-12-15	Δ%	31-12-14
Cash and balances with central banks	5	(14.1)	6
Financial assets	536	54.9	346
Loans and receivables	8,248	(6.4)	8,814
Loans and advances to customers	8,248	(6.4)	8,814
Loans and advances to credit institutions and other	—	—	—
Inter-area positions	—	—	—
Tangible assets	1,305	(4.9)	1,373
Other assets	7,215	5.7	6,826

Total assets/liabilities and equity	17,310	(0.3)	17,365

Deposits from central banks and credit institutions	—	—	—
Deposits from customers	145	174.6	53
Debt certificates	—	—	—
Subordinated liabilities	868	(0.3)	871
Inter-area positions	12,826	(1.0)	12,959
Financial liabilities held for trading	—	—	—
Other liabilities	(0)	(70.0)	(0)
Economic capital allocated	3,471	(0.3)	3,483

Real-estate activity in Spain	25

The United States

Highlights
•	Moderation in lending growth, focused on profitability.
•	Superior performance of net interest income.
•	Cost control.
•	Risk indicators continue at very low levels.

26	Business areas

Macro and industry trends

Economic growth in the United States, which is estimated at 2.5% for 2015, continues to be supported by the recovery of private consumption, in a context of sustained gains in employment (the unemployment rate at the end of 2015 stands at 5%) and low inflation (the year-on-year rate of change of inflation in December 2015 is 0.7%). With this improvement in the disposable income of households, the appreciation of the dollar, in a difficult external setting, is holding back manufacturing activity and exports, while the fall in oil prices is reducing investment in the energy sector. In view of the absence of inflationary pressures, the Federal Reserve has opted to implement a cycle of interest rate hikes which, however, will be much more gradual than the one seen in other phases of monetary tightening, given the recent deterioration of the international economic situation. On December 16 it approved an increase of 25 basis points in the interest rate, the first since June 2006.

With respect to the exchange rate, the divergence between the monetary-policy approach of the United States and the Eurozone (approval of new ECB stimulus package), together with the difference in growth, currently favorable for the United States, have led to the euro losing 11.5% against the dollar in year-end exchange rates and 19.7% in average rates.

The financial sector continues in good shape, despite the environment of low interest rates and a slight increase in loan-loss provisions. Lending in 2015 grew in year-on-year terms at 7.6%, led by better performance of loans to the commercial real-estate sector: +10%. On the liabilities side, there has been a reduction in the weighting of time deposits due to low interest rates.

Activity

All the comments relating to rates of change in activity or earnings for the area refer to constant exchange rates, unless expressly stated otherwise.

On the lending side, the rate of growth moderated over 2015, particularly in the second half of the year, to a year-on-year rate of 9.4% at the close of December. This is due to the strategic decision taken in the area to focus on more profitable operations. As a result, customer spreads have remained stable.

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	2015	Δ%	Δ% (1)	2014
Net interest income	1,811	25.5	4.9	1,443
Net fees and commissions	616	11.2	(6.9)	553
Net trading income	207	43.0	21.0	145
Other income/expenses	18	n.m.	n.m.	(4)
Gross income	2,652	24.1	3.8	2,137
Operating expenses	(1,806)	20.6	1.0	(1,497)
Personnel expenses	(1,039)	20.6	1.0	(861)
General and administrative expenses	(564)	23.2	3.2	(457)
Depreciation and amortization	(204)	13.9	(4.8)	(179)
Operating income	846	32.2	10.6	640
Impairment on financial assets (net)	(142)	107.5	72.6	(68)
Provisions (net) and other gains (losses)	1	n.m.	n.m.	(10)
Income before tax	705	25.7	5.2	561
Income tax	(168)	26.4	5.4	(133)
Net incomes	537	25.4	5.2	428
Non-controlling interests	(0)	25.0	4.4	—
Net attributable profit	537	25.4	5.2	428

Balance sheet	31-12-15	Δ%	Δ% (1)	31-12-14
Cash and balances with central banks	6,859	80.1	61.5	3,808
Financial assets	14,468	21.7	9.1	11,892
Loans and receivables	61,890	21.4	8.9	50,970
Loans and advances to customers	59,796	22.1	9.5	48,976
Loans and advances to credit institutions and other	2,094	5.0	(5.8)	1,994
Inter-area positions	—	—	—	—
Tangible assets	780	7.6	(3.5)	725
Other assets	2,457	31.7	18.1	1,866

Total assets/liabilities and equity	86,454	24.8	11.9	69,261

Deposits from central banks and credit institutions	6,100	5.8	(5.1)	5,765
Deposits from customers	63,715	24.0	11.2	51,394
Debt certificates	921	12.1	0.5	822
Subordinated liabilities	1,459	96.7	76.4	742
Inter-area positions	1,508	n.m.	292.3	345
Financial liabilities held for trading	3,844	64.2	47.2	2,341
Other liabilities	5,739	8.3	(2.9)	5,300
Economic capital allocated	3,167	24.1	11.3	2,552

Relevant business indicators	31-12-15	Δ%	Δ% (1)	31-12-14
Loans and advances to customers (gross) (2)	60,599	22.0	9.4	49,667
Customer deposits under management (2)	60,173	20.1	7.7	50,093
Off-balance sheet funds (3)	—	—	—	—
Efficiency ratio (%)	68.1			70.1
NPL ratio (%)	0.9			0.9
NPL coverage ratio (%)	151			167
Cost of risk (%)	0.25			0.16

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

The United States	27

Asset quality indicators are still at minimum levels for the cycle, with an NPL ratio of 0.9% and a coverage ratio of 151%.

Customer deposits under management at the end of 2015 remain practically at the same year-on-year growth level as in the first nine months of the year (up 7.7%). BBVA Compass continues to strengthen its position in the Sun Belt, growing faster than its peers and gaining market share in deposits in all the states where it operates, according to the latest data published by the Federal Deposit Insurance Corporation. By products, current and savings accounts have increased by 5.5% since the close of 2014 and time deposits by 15.4%.

Earnings

The area ended 2015 with a net attributable profit of €537m, an increase of 5.2% on 2014. Of this total, €126m corresponds to the last quarter of the year.

The main features of the income statement over 2015 have been:

•	Outstanding net interest income, which increased its contribution to the income statement every quarter in 2015, offsetting the more sluggish performance of income from fees and commissions. This has been possible thanks to the positive performance of business activity and the maintenance of spreads in the area.

•	Very good performance of NTI resulting from the capital gains from the sale of ALCO portfolios and the good performance of the Global Markets unit over the period.

•	Operating costs kept in check, with a rise of only 1.0% in the last 12 months.

•	Lastly, an increase in impairment losses on financial assets. Despite this, the cumulative cost of risk through December 2015 continues to be very low, at 0.25%.

28	Business areas

Turkey

Highlights
•	Sound economic growth in a complex and volatile environment.
•	Strong activity continues, focused on loans in Turkish lira to the retail segment and foreign-currency deposits.
•	Good performance of recurring revenue.
•	Outstanding asset quality indicators.

Turkey	29

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	Turkey (1)	Turkey presented on an ongoing basis (2)
	2015	2015	Δ%	Δ% (3)	2014
Net interest income	2,194	850	15.7	20.4	735
Net fees and commissions	471	187	(1.8)	2.2	191
Net trading income	(273)	(84)	n.m.	n.m.	1
Other income/expenses	42	17	(4.7)	(0.8)	18
Gross income	2,434	971	2.8	7.0	944
Operating expenses	(1,160)	(448)	13.5	18.0	(395)
Personnel expenses	(565)	(221)	9.4	13.8	(202)
General and administrative expenses	(478)	(184)	16.9	21.7	(158)
Depreciation and amortization	(118)	(43)	21.0	25.9	(35)
Operating income	1,273	523	(4.9)	(1.0)	550
Impairment on financial assets (net)	(422)	(156)	6.5	10.9	(146)
Provisions (net) and other gains (losses)	2	1	n.m.	n.m.	(11)
Income before tax	853	368	(6.3)	(2.4)	392
Income tax	(166)	(73)	(11.2)	(7.5)	(82)
Net income	687	295	(5.0)	(1.1)	310
Non-controlling interests	(316)	—	—	—	—
Net attributable profit	371	295	(5.0)	(1.1)	310

Balance sheet	31-12-15	31-12-15	Δ%	Δ% (3)	31-12-14
Cash and balances with central banks	9,089	2,272	(8.3)	2.8	2,478
Financial assets	15,006	3,751	(16.8)	(6.7)	4,508
Loans and receivables	60,702	15,175	4.9	17.7	14,464
Loans and advances to customers	55,182	13,795	5.3	18.1	13,098
Loans and advances to credit institutions and other	5,520	1,380	1.0	13.3	1,366
Tangible assets	1,406	352	80.8	102.8	194
Other assets	2,801	697	(0.0)	12.2	697

Total assets/liabilities and equity	89,003	22,248	(0.4)	11.7	22,342

Deposits from central banks and credit institutions	16,823	4,206	(3.8)	7.9	4,374
Deposits from customers	47,148	11,787	1.4	13.7	11,626
Debt certificates	7,954	1,989	53.3	71.9	1,297
Subordinated liabilities	51	13	(45.2)	(38.6)	23
Financial liabilities held for trading	843	211	9.9	23.3	192
Other liabilities	14,521	3,004	(23.2)	(13.9)	3,913
Economic capital allocated	1,663	1,039	13.2	27.0	918

Relevant business indicators	31-12-15	31-12-15	Δ%	Δ% (3)	31-12-14
Loans and advances to customers (gross) (4)	57,768	14,442	5.9	18.8	13,635
Customer deposits under management (4)	43,393	10,848	8.4	21.5	10,011
Off-balance sheet funds (5)	3,620	905	2.7	15.1	882
Efficiency ratio (%)	47.7	46.1			41.8
NPL ratio (%) (2)	2.8	2.8			2.8
NPL coverage ratio (%) (2)	129	129			115
Cost of risk (%) (2)	1.24	1.09			1.16

(1)	Since the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method.
(2)	Garanti’s financial statements integrated in the proportion corresponding to the percentage of the Group’s stake (25.01%) until the second quarter of 2015.
(3)	Figures at constant exchange rate.
(4)	Excluding repos.
(5)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

Turkey maintains strong economic growth, improving the outlook of market forecasts, which in 2015 could have been 3.6%, in a very complex and volatile geopolitical setting, but with the support that the fall in oil prices provides to disposable income in an energy-dependent economy.

Inflation is very high (8.8% in December 2015), exceeding the price stability target set by the Central Bank of Turkey (CBRT), which should tighten the monetary policy to abort the risk of an unanchoring of expectations, of an additional weakening of the Turkish lira and of a deterioration of the capital account. These measures are more necessary insofar as the fiscal policy will further support growth in 2016.

The Turkish financial sector is maintaining the moderate rate of credit growth (especially loans to individuals) that started in the summer, although it is still at double-digit year-on-year rates (up 20% as of December, measured in local currency; adjusted for the effect of the depreciation of the Turkish lira, the increase would be closer to 14%). Growth in customer fund gathering has also slowed in 2015, although it remains at double digit rates year-on-year (17.4%), according to the latest figures as of December 2015. The NPL ratio increases slightly but continues at around 3%. The sector has sound levels of capitalization. In terms of profitability, the banks continue to focus on repricing loans to protect their net interest income, since the cost of finance is high as a result of strong competition and tight liquidity conditions. The stability of the NPL ratio at relatively low levels continues to be one of the sector’s main strengths.

Activity

All the comments below on rates of change will be expressed at a constant exchange rate, unless expressly stated otherwise.

The acquisition of the additional 14.89% of Garanti’s share capital was completed in the third quarter of 2015 after receiving the relevant authorizations. In accordance with applicable accounting rules and as a result of the agreements reached, BBVA Group has valued the initial shareholding (25.01%) at fair value and consolidated its entire current stake (39.9%) by the full integration method. In order to facilitate comparison with the historical

30	Business areas

figures, the variations presented below are given on an ongoing basis, i.e. at 25.01% and integrated in the proportion corresponding to this percentage stake, unless expressly stated otherwise.

As of December 2015, Turkey registered an increase in gross lending to customers of 18.8%, as a result of the area’s strategy focused on selective growth in more profitable products. Consequently, the performance of the loan portfolio is strongly supported by loans in Turkish lira to the retail segment, specifically mortgage loans, lending to companies and credit cards (up 23.3%, 20.3% and 15.3%, respectively, since 31-Dec-2014). Foreign-currency loans have contracted, if we compare the figure for December 2015 with that for the same date the previous year. This is the result of uncertainty and volatility leading to delays in the execution of some project finance deals.

In the last quarter of the year, in line with a prudent approach to the changes in the global environment, Garanti has reclassified certain loans as subjective non-performing, which explains why the NPL ratio closed at 2.8%, although it remains below the sector average. The coverage ratio increased to reach 129%.

On the liabilities side, customer deposits under management continue to perform strongly. They closed 2015 with a year-on-year rate of growth of 21.5%, boosted particularly by the strong performance of those denominated in foreign currency.

Lastly, Garanti has a comfortable liquidity position, thanks to two factors: the growing contribution from customer deposits (accounting for around 55% of total liabilities); and access to alternative, longer-term sources of finance.

Earnings

Turkey ended 2015 with a net attributable profit of €371m (€295m on an ongoing basis), 24.4% more than in the same period in 2014. The most notable items in this area’s income statement are:

•	Excellent performance of net interest income (up 20.4% year-on-year), thanks to strong new loan production and maintenance of customer spreads, supported by adequate management of the repricing of asset products and the diversification of sources of finance.

•	Fees and commissions performed better in the last three months of 2015, which is reflected in the year-on-year rise in the cumulative figure through December (up 2.2%). Outstanding are those originated by collection and payment services and those from project finance customers, as well as the growing contribution from the effective use of digital channels. The above, along with greater diversification of this revenue, has offset the negative impact of the regulation approved at the end of 2014 limiting the fees charged for consumer loans and credit cards.

•	NTI has been adversely affected by volatility in the wholesale financial markets, particularly in the second half of the year.

•	Operating expenses have been impacted by the effect of the depreciation of the Turkish lira on costs denominated in other currencies and the impact of high inflation rates.

•	Lastly, impairment losses on financial assets are up, mainly due to the effect of the depreciation of the Turkish lira. However, the cumulative cost of risk through 31-Dec-2015 (1.09%) stands at levels below those registered the previous year (1.16%).

Turkey	31

Mexico

Highlights

•	Double-digit growth in both lending and deposits continues.

•	Improved performance of the retail portfolio.

•	Resilience of the area’s earnings, in a moderate economic environment.

•	Adequate asset quality that compares favorably with the banking system as a whole.

32	Business areas

Macro and industry trends

Economic growth in Mexico in 2015 has approached 2.5%, 0.4 percentage points more than in 2014, thanks to the improvement in domestic demand (with the increase in employment and the anchoring of inflation at low levels) and stronger industrial activity in the United States in the first half of the year. Keeping inflation at low levels (2.7% a year on average in 2015) will help make the expected increase in interest rates very gradual and limited. In December, the Bank of Mexico increased the reference rate by 25 basis points to 3.25%, in line with the Federal Reserve’s strategy, and this synchronization is expected to be maintained in 2016.

In 2015, the Mexican peso depreciated year-on-year against the euro by 5.5% in terms of the year-end exchange rate, which means a practically flat performance in terms of average exchange rates. Unless expressly stated otherwise, all the comments below on rates of change will be expressed at a constant exchange rate.

The country’s financial system maintains high levels of solvency, with a total capital adequacy ratio of 15.0% as of November 2015, according to the latest information available from the Bank of Mexico. The NPL ratio has declined slightly over the year (2.8% as of November, according to the public information released by the National Securities Banking Commission, Comisión Nacional Bancaria de Valores –CNBV–). In terms of activity, and despite the loan portfolio has posted double-digit percentage increases driven by the wholesale segments, a slight slowdown was registered in November 2015 due to some repayments in the companies segment. However, consumer finance and mortgage lending continue to grow above 10%. Fund gathering has also performed strongly, in both demand and time deposits. The increase in reference rates could have a positive impact on the system’s earnings, as a result of the positive sensitivity of net interest income to rate increases.

Activity

Double-digit growth of the loan book: up 10.7% year-on-year, with data as of 31-Dec-2015. Thus, more moderate performance than in previous quarters due to significant pre-payments from the public sector portfolio.

Despite the above, the wholesale portfolio is notably strong, with a year-on-year increase

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	2015	Δ%	Δ% (1)	2014
Net interest income	5,393	9.8	9.5	4,910
Net fees and commissions	1,223	4.9	4.6	1,166
Net trading income	196	0.5	0.2	195
Other income/expenses	257	2.6	2.3	250
Gross income	7,069	8.4	8.1	6,522
Operating expenses	(2,613)	8.6	8.3	(2,406)
Personnel expenses	(1,121)	9.8	9.5	(1,020)
General and administrative expenses	(1,273)	6.2	5.9	(1,199)
Depreciation and amortization	(219)	17.1	16.8	(187)
Operating income	4,456	8.3	8.0	4,115
Impairment on financial assets (net)	(1,633)	7.7	7.4	(1,517)
Provisions (net) and other gains (losses)	(53)	(32.3)	(32.5)	(79)
Income before tax	2,769	9.9	9.6	2,519
Income tax	(678)	12.4	12.1	(604)
Net income	2,091	9.1	8.8	1,916
Non-controlling interests	(1)	10.6	10.3	(1)
Net attributable profit	2,090	9.1	8.8	1,915

Balance sheet	31-12-15	Δ%	Δ% (1)	31-12-14
Cash and balances with central banks	6,363	6.0	12.2	6,004
Financial assets	32,986	(3.9)	1.8	34,311
Loans and receivables	53,262	11.4	18.0	47,800
Loans and advances to customers	47,513	5.1	11.2	45,224
Loans and advances to credit institutions and other	5,748	123.1	136.2	2,576
Tangible assets	2,126	27.9	35.4	1,662
Other assets	4,735	19.8	26.8	3,953

Total assets/liabilities and equity	99,472	6.1	12.3	93,731

Deposits from central banks and credit institutions	12,817	10.3	16.8	11,617
Deposits from customers	49,539	7.8	14.2	45,937
Debt certificates	5,204	3.4	9.5	5,033
Subordinated liabilities	4,425	7.2	13.5	4,128
Financial liabilities held for trading	7,134	(6.3)	(0.8)	7,616
Other liabilities	14,993	4.0	10.1	14,421
Economic capital allocated	5,360	7.7	14.0	4,979

Relevant business indicators	31-12-15	Δ%	Δ% (1)	31-12-14
Loans and advances to customers (gross) (2)	48,757	4.6	10.7	46,630
Customer deposits under management (2)	43,321	10.8	17.3	39,091
Off-balance sheet funds (3)	21,557	(2.4)	3.3	22,094
Efficiency ratio (%)	37.0			36.9
NPL ratio (%)	2.6			2.9
NPL coverage ratio (%)	120			114
Cost of risk (%)	3.28			3.45

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

Mexico	33

of 12.7%. This has allowed BBVA in Mexico to increase its market share by 50 basis points since December 2014, according to the public information released by the CNBV at the end of November 2015. Within this portfolio, one highlight for the second consecutive quarter, is the good performance of real-estate developers, which ended the year with a year-on-year growth of 26.4%. Commercial lending (corporations and SMEs) finished the year with a balance 15.1% higher than on the same date in 2014.

The retail portfolio registers a slight improvement toward the end of 2015, closing the year with year-on-year growth of 10.3%, boosted by lending to small businesses (SMEs) and consumer finance. SMEs show the greatest strength, with a year-on-year rate of growth of 24.0%. Consumer loans grow by 21.9%, thanks to the strategy of pre-approved loans for the bank’s customer base. This has enabled BBVA in Mexico to register a gain in market share of 80 basis points in this category compared to the figure for December 2014, according to the public information released by the CNBV for November 2015. A high rate of pre-payments is still happening in the credit card and mortgage portfolios. However, new production of bank credit cards has performed well, with year-on-year growth of 10.2%. Thus, the credit card portfolio showed a year-on-year increase through December 2015 of 2.2%. New mortgage loans have risen by 7.9% over the same period, and as a consequence the balance of this portfolio stands at 3.9% above the volume at the end of 2014.

This trend in lending has been parallel to an adequate asset quality. The NPL ratio (2.6% as of December 2015) remains at levels similar to those at the end of the third quarter but below those of the closing of 2014 (2.9%), while the coverage ratio has improved by 633 basis points over the year to 120% (121% as of 30-Sep-2015 and 114% as of 31-Dec-2014). It is worth noting that, in local terms, the figures continue to compare positively with the market.

Total customer funds ended the year with year-on-year growth of 12.2%. Fund gathering maintains its positive trend (up 17.3%), heavily influenced by the good performance of both current and savings accounts (up 21.6%) and time deposits (up 16.1%). The above also enables BBVA in Mexico to maintain a profitable funding mix, with a greater weight of low-cost funds. Off-balance-sheet funds ended 2015 with year-on-year growth of 3.3%.

Earnings

BBVA in Mexico registered strong earnings in 2015. The net attributable profit stands at €2,090m, which means a year-on-year rise of 8.8%, due to:

•	Good performance of net interest income, which is up 9.5% in year-on-year terms. Its performance has been heavily influenced by a growth in activity more biased toward wholesale segments, as well as by a lower contribution from the Global Markets unit.

•	Improved performance of income from fees and commissions mainly in the last part of the year, thanks to the revenue from Corporate & Investment Banking, with accumulated growth of 4.6%.

•	NTI heavily influenced by the negative trend in the markets, although due to the positive effect from the exchange rate market, this heading ends the year with figures very similar to those registered in 2014.

•	The other income/expenses item is slightly up (2.3% in year-on-year terms), due to an increased contribution to the Deposit Guarantee Fund as a result of a larger volume of liabilities. Earnings from the insurance business, which are included under this heading, continue to improve and closed the year with year-on-year growth of 10.9%.

•	Operating expenses are up 8.3%, partly due to the impact of the investment plans being executed in Mexico since 2013.

•	Lastly, impairment losses on financial assets are up year-on-year by 7.4%, below the increase registered by the loan portfolio. Thus, the cumulative cost of risk through December has declined to 3.28% (3.45% in 2014).

34	Business areas

South America

Highlights

•	Faster growth of banking activity.

•	High capacity to generate recurring revenue.

•	Cost affected by investment plans and high inflation in some countries.

•	Risk indicators are stable.

South America	35

Financial statements and relevant business indicators

(Million euros and percentage)

	South America	South America excluding Venezuela
Income statement	2015	2015	Δ%	Δ% (1)	2014
Net interest income	3,202	3,044	9.8	9.7	2,774
Net fees and commissions	718	694	16.1	12.8	598
Net trading income	595	453	22.1	19.4	371
Other income/expenses	(38)	107	27.5	26.3	84
Gross income	4,477	4,299	12.3	11.5	3,827
Operating expenses	(1,979)	(1,920)	14.1	13.2	(1,683)
Personnel expenses	(1,022)	(1,001)	15.4	14.0	(867)
General and administrative expenses	(853)	(823)	12.7	12.3	(730)
Depreciation and amortization	(104)	(96)	11.8	11.6	(86)
Operating income	2,498	2,379	11.0	10.3	2,144
Impairment on financial assets (net)	(614)	(598)	25.5	26.4	(477)
Provisions (net) and other gains (losses)	(71)	(37)	(67.8)	(69.3)	(114)
Income before tax	1,814	1,745	12.3	11.4	1,554
Income tax	(565)	(497)	28.3	28.4	(387)
Net income	1,248	1,248	6.9	5.9	1,167
Non-controlling interests	(343)	(343)	4.5	(0.8)	(328)
Net attributable profit	905	905	7.9	8.7	838

Balance sheet	31-12-15	31-12-15	Δ%	Δ% (1)	31-12-14
Cash and balances with central banks	11,447	11,107	43.1	57.5	7,761
Financial assets	9,561	9,354	4.9	16.1	8,914
Loans and receivables	47,284	46,120	6.0	16.5	43,529
Loans and advances to customers	43,596	42,787	5.0	15.5	40,742
Loans and advances to credit institutions and other	3,688	3,334	19.6	31.3	2,788
Tangible assets	718	664	(3.5)	10.1	688
Other assets	1,652	1,578	6.2	15.7	1,485

Total assets/liabilities and equity	70,661	68,823	10.3	21.5	62,377

Deposits from central banks and credit institutions	8,070	8,065	49.4	58.2	5,397
Deposits from customers	41,998	40,599	6.8	19.0	38,029
Debt certificates	4,806	4,806	2.8	8.3	4,677
Subordinated liabilities	1,994	1,994	20.2	28.6	1,658
Financial liabilities held for trading	3,342	3,342	26.2	35.6	2,648
Other liabilities	7,825	7,541	(0.9)	8.9	7,609
Economic capital allocated	2,626	2,478	5.0	20.5	2,359

Relevant business
indicators	31-12-15	31-12-15	Δ%	Δ% (1)	31-12-14
Loans and advances to customers (gross) (2)	44,970	44,140	5.2	15.7	41,966
Customer deposits under management (3)	42,032	40,642	6.1	18.3	38,287
Off-balance sheet funds (4)	9,729	9,729	14.9	12.6	8,470
Efficiency ratio (%)	44.2	44.7			44.0
NPL ratio (%)	2.3	2.3			2.2
NPL coverage ratio (%)	123	122			123
Cost of risk (%)	1.26	1.33			1.19

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

Economic activity in South America continues its adjustment due mainly to a less favorable external environment: slowdown in China, greater financial volatility, interest rate hike in the United States and fall in the price of the main commodities exported by the region. Private domestic demand in the area is also less vigorous (both consumption and investment) in a situation where household and business confidence continues to decline.

Likewise, the depreciation of exchange rates, mainly in the first nine months of the year, has exerted upward pressure on inflation in most countries, forcing many central banks (including those in Chile, Colombia and Peru) to hike interest rates, despite the environment of economic slowdown.

The financial sector remains sound, with acceptable levels of capitalization, good profitability and NPL ratios in check. As regards banking activity, there has been a robust increase in lending, while deposits have performed strongly.

Activity

The rates of change indicated below refer to constant exchange rages, and do not include earnings and activity in Venezuela, unless expressly stated otherwise.

Gross lending to customers has maintained its positive performance throughout 2015, especially in the last quarter, when it increased its rate of growth to close the year with a balance of €44,140m, a year-on-year increase of 15.7%. Despite all portfolios performed very favorably, there has been a remarkable performance in consumer loans and credit cards (up 16.2% and 37.2% in year-on-year terms, respectively) and in corporate lending (up 17.3%).

In asset quality, the NPL ratio stands at 2.3%, a level very similar to the one registered at the end of the third quarter of 2015 and in 2014 (2.2%). The coverage ratio stood at 122% (125% as of 30-Sep-2015 and 123% at the close of 2014).

Customer deposits under management have continued to grow at a good pace, closing the year with a balance of €40,642m, a year-on-year increase of 18.3%. All the products have contributed positively to this growth, particularly current and savings accounts, which have increased year-on-year by 24.8% and led to the improved profitability of the mix, by

36	Business areas

increasing the weight of lower-cost deposits. Off-balance-sheet funds have also risen (12.6%), mainly due to the good performance of mutual funds in Argentina, Peru and Chile.

Earnings

South America closed 2015 with a net attributable profit of €905m, up 8.7% on the previous year. The main factors that explain the performance of the income statement in 2015 are:

•	Year-on-year increase of 11.5% in gross income. This positive performance is due to the high capacity to generate recurring revenue, thanks to strong activity, the effort made to maintain spreads in a more complex setting than in previous years and the good performance of income from fees and commissions. Net interest income has grown by 9.7% over the year and income from fees and commissions by 12.8%. The variation in the exchange rate of the main currencies against the U.S. dollar has had a positive effect on the area’s NTI, which is up by 19.4%.

•	Operating expenses show a year-on-year rate of change in line with the first nine months of 2015: 13.2%. The investments made in recent years, the high inflation in some countries and the effect of the depreciation of the region’s currencies against the U.S. dollar on dollar-denominated costs explain this trend.

•	Impairment losses on financial assets rose in the last quarter, in line with stronger activity. Thus loan-loss provisions grew more year-on-year (up 26.4%) than lending volume, as a result, also, of moderation in the macroeconomic environment in the region.

By country, Argentina contributed €265m to the area’s income statement (up 16.5% year-on-year), with double-digit increases across all the lines (including expenses, in this case due to inflation), as a result of strong activity and loan-loss provisions growing at a slower pace than lending. Colombia generated €263m (up 12.2%), thanks to the good performance of net interest income and more moderate operating expenses. In Peru, although net interest income remains flat and impairment losses on financial assets are increasing significantly, the trend in income from fees and commissions and NTI has resulted in a net attributable profit of €184m (up 1.9%) at the end of 2015. In Chile, the trend in income from fees and commissions, NTI and other income/expenses has offset weaker net interest income, so the country has registered a net attributable profit of €151m (up 6.3%).

South America. Relevant business indicators per country

(Million euros)

	Argentina		Chile		Colombia		Peru		Venezuela
	31-12-15	31-12-14	31-12-15	31-12-14	31-12-15	31-12-14	31-12-15	31-12-14	31-12-15	31-12-14
Loans and advances to customers (gross) (1, 2)	4,062	2,973	12,799	11,794	10,858	9,181	13,332	11,713	830	339
Customer deposits under management (1, 3)	5,339	3,578	8,794	8,298	10,366	9,339	12,149	9,932	1,391	569
Off-balance sheet funds (1, 4)	621	476	1,329	1,227	531	568	1,311	1,208	—	—
Efficiency ratio (%)	51.3	47.5	47.0	47.3	38.9	41.4	34.9	34.9	33.3	46.4
NPL ratio (%)	0.6	0.9	2.3	2.4	2.3	2.2	2.8	2.6	0.6	1.4
NPL coverage ratio (%)	517	366	72	72	137	140	124	128	457	247
Cost of risk (%)	1.52	1.48	1.05	0.87	1.55	1.46	1.40	1.30	0.43	2.71

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

South America. Data per country

(Million euros)

	Operating income				Net attributable profit
Country	2015	Δ%	Δ% at constant exchange rates	2014	2015	Δ%	Δ% at constant exchange rates	2014
Argentina	623	19.0	13.3	523	265	22.4	16.5	217
Chile	374	11.0	6.5	337	151	10.8	6.3	136
Colombia	554	(1.0)	13.8	560	263	(2.3)	12.2	269
Peru	734	12.6	5.6	652	184	8.7	1.9	169
Venezuela	119	(83.8)	n.m.	731	1	(99.6)	(87.9)	162
Other countries (1)	94	30.0	26.1	72	42	(11.0)	(13.2)	47

Total	2,498	(13.1)	14.6	2,875	905	(9.6)	8.1	1,001

(1)	Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges.

South America	37

Rest of Eurasia

Highlights

•	Improved lending activity.

•	Significant increase in customer deposits.

•	2015 earnings affected by the absence of the dividend from CNCB.

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	2015	Δ%	2014
Net interest income	183	(2.9)	189
Net fees and commissions	170	(9.2)	187
Net trading income	125	(16.5)	150
Other income/expenses	(6)	n.m.	209
Gross income	473	(35.8)	736
Operating expenses	(352)	2.6	(343)
Personnel expenses	(194)	4.8	(185)
General and administrative expenses	(143)	(2.3)	(146)
Depreciation and amortization	(15)	29.1	(12)
Operating income	121	(69.2)	393
Impairment on financial assets (net)	(4)	(93.3)	(56)
Provisions (net) and other gains (losses)	(6)	(61.8)	(16)
Income before tax	111	(65.4)	320
Income tax	(35)	(45.8)	(65)
Net income	76	(70.4)	255
Non-controlling interests	—	—	—
Net attributable profit	76	(70.4)	255

Balance sheet	31-12-15	Δ%	31-12-14
Cash and balances with central banks	1,031	n.m.	198
Financial assets	1,868	(63.5)	5,119
Loans and receivables	16,377	0.6	16,277
Loans and advances to customers	15,579	3.2	15,101
Loans and advances to credit institutions and other	798	(32.1)	1,176
Inter-area positions	3,947	n.m.	—
Tangible assets	42	(19.3)	52
Other assets	360	(46.8)	678
Total assets/liabilities and equity	23,626	5.8	22,325
Deposits from central banks and credit institutions	5,364	(1.5)	5,443
Deposits from customers	15,210	37.7	11,045
Debt certificates	0	(5.0)	0
Subordinated liabilities	317	(48.0)	609
Inter-area positions	—	n.m.	1,275
Financial liabilities held for trading	85	(60.6)	217
Other liabilities	1,381	6.6	1,296
Economic capital allocated	1,269	(48.0)	2,439

Macro and industry trends

In the Eurozone, the fall in oil prices, the ECB’s role anchoring interest rates at very low levels and a monetary policy generally less restrictive explain the increase in domestic demand in 2015 and, in particular, in consumption, in a less favorable external environment. The depreciation of the euro and the fact that 60% of the Eurozone’s sales abroad are with developed countries will contribute to support exports, given the weaker activity in emerging markets.

China continues with its process of moderating growth toward more sustainable levels, after applying extraordinary monetary and liquidity stimuli, while it rebalances its economy to boost the market’s role in allocating resources, services and consumption to the detriment of exports and investment. In the most likely scenario, growth will maintain its soft landing toward rates of around 6%, a process that needs to be managed intelligently by the authorities and understood by the financial markets, given the multiple goals sought. In this scenario, the yuan, after the change in the process for setting its exchange rate in August 2015 and the details provided in December on the basket of currencies to be considered, will continue to depreciate gradually.

Activity and earnings

Gross lending to customers is up 2.2% year-on-year, influenced by stronger activity with customers in Asia.

The asset quality indicators have been positive over the year: the NLP ratio has fallen to 2.5% and the coverage ratio has increased to 96%.

Customer deposits under management in the area have increased significantly: up 38.2% year-on-year, due mainly to their rise in Europe.

38	Business areas

Financial statements and relevant business indicators

(Million euros and percentage)

Relevant business indicators	31-12-15	Δ%	31-12-14
Loans and advances to customers (gross) (1)	16,143	2.2	15,795
Customer deposits under management (1)	15,116	38.2	10,941
Off-balance sheet funds (2)	331	(28.9)	466
Efficiency ratio (%)	74.4		46.6
NPL ratio (%)	2.5		3.7
NPL coverage ratio (%)	96		80
Cost of risk (%)	0.02		0.31

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance sheet funds.

In earnings, gross income recovered in the last quarter of the year, which explains why this heading shows a decline in its cumulative amount for the year (down 2.9% year-on-year), lower than the figure registered over the first nine months, thanks to the good performance of activity, in an environment of shrinking spreads, reduced fee generation and the difficult situation in the financial markets (which result in lower NTI). This comparison is strongly affected by the payment in 2014 of the dividend from CNCB. Operating expenses have been kept in check and impairment losses on financial assets have fallen significantly. Thus, the net attributable profit generated in 2015 is €76m.

Rest of Eurasia	39

Corporate Center

Financial statements

(Million euros)

Income statement	2015	Δ%	2014
Net interest income	(424)	(34.8)	(651)
Net fees and commissions	(100)	10.1	(91)
Net trading income	141	n.m.	14
Other income/expenses	172	12.3	153
Gross income	(212)	(63.1)	(575)
Operating expenses	(770)	2.2	(753)
Personnel expenses	(436)	14.6	(381)
General and administrative expenses	(109)	(8.8)	(120)
Depreciation and amortization	(224)	(11.2)	(253)
Operating income	(982)	(26.0)	(1,328)
Impairment on financial assets (net)	(13)	200.7	(4)
Provisions (net) and other gains (losses)	(157)	(44.4)	(282)
Income before tax	(1,152)	(28.6)	(1,615)
Income tax	390	5.8	369
Net income from ongoing operations	(762)	(38.8)	(1,246)
Results from corporate operations (1)	(1,109)	n.m.	—
Net income	(1,872)	50.2	(1,246)
Non-controlling interests	(19)	n.m.	(3)
Net attributable profit	(1,891)	51.4	(1,249)
Net attributable profit from ongoing operations (2)	(782)	(37.4)	(1,249)

(1)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti, the impact of the sale of BBVA’s 29.68% stake in CIFH and the badwill from the CX operation.
(2)	Corresponds to the net attributable profit excluding results from corporate operations.

Balance sheet	31-12-15	Δ%	31-12-14
Cash and balances with central banks	2	(85.6)	14
Financial assets	2,885	(9.7)	3,194
Loans and receivables	136	n.m.	24
Loans and advances to customers	136	n.m.	24
Loans and advances to credit institutions and other	—	n.m.	(0)
Inter-area positions	—	—	—
Tangible assets	2,865	27.6	2,245
Other assets	22,524	23.8	18,199

Total assets/liabilities and equity	28,412	20.0	23,676

Deposits from central banks and credit institutions	—	—	—
Deposits from customers	—	—	—
Debt certificates	5,857	(0.3)	5,875
Subordinated liabilities	4,636	17.1	3,958
Inter-area positions	(9,830)	(32.8)	(14,624)
Financial liabilities held for trading	—	—	—
Other liabilities	5,249	(22.8)	6,801
Shareholders’ funds	49,315	3.6	47,603
Economic capital allocated	(26,814)	3.4	(25,936)

As mentioned before, the Corporate Center’s income statement is affected by the reclassification of some of the operating expenses related to Technology from the Corporate Area to the Banking Activity area in Spain. To ensure comparable figures, the income statements of 2015 and 2014 have been modified. The highlights of the year-on-year comparison are summed up below:

•	Performance of net interest income very much in line with previous quarters.

•	Positive contribution from NTI over the last three months. Year-on-year growth was €126m, mainly as a result of capital gains from the Holdings in Industrial and Financial Companies unit.

•	The other income/expenses heading basically includes the dividends from Telefónica (paid in the second and fourth quarters of 2015).

•	Operating expenses in check.

•	Earnings from corporate operations, a negative €1,109m, basically include €705m in capital gains, net of tax, for the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB; €26m, also net of tax, for the badwill generated in the CX deal; and a negative €1,840m for the valuation at fair value of the 25.01% stake that BBVA owned in Garanti, after the acquisition of an additional 14.89% in the Turkish bank.

As a result, the Corporate Center registered cumulative negative earnings of €1,891m in 2015.

40	Business areas

Annex

Other information: Corporate & Investment Banking

Highlights

•	Environment conditioned by the difficult situation of financial markets.

•	Positive performance of lending.

•	Excellent growth in deposits.

•	Costs influenced by investments in technology.

Other information: Corporate & Investment Banking	41

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	2015	Δ%	Δ%(1)	2014
Net interest income	1,447	(4.5)	6.5	1,515
Net fees and commissions	665	(8.6)	(9.5)	727
Net trading income	635	18.9	22.8	535
Other income/expenses	96	78.4	(4.9)	54
Gross income	2,844	0.5	4.9	2,831
Operating expenses	(991)	7.8	7.8	(919)
Personnel expenses	(518)	4.7	2.6	(494)
General and administrative expenses	(390)	7.4	10.6	(363)
Depreciation and amortization	(83)	34.9	33.8	(62)
Operating income	1,853	(3.1)	3.4	1,912
Impairment on financial assets (net)	(119)	(40.5)	(39.8)	(200)
Provisions (net) and other gains (losses)	(6)	(90.3)	(89.3)	(66)
Income before tax	1,727	5.0	12.5	1,646
Income tax	(500)	10.2	13.0	(453)
Net income	1,228	3.0	12.3	1,192
Non-controlling interests	(141)	0.5	55.9	(140)
Net attributable profit	1,087	3.3	8.4	1,052

Balance sheet	31-12-15	Δ%	Δ%(1)	31-12-14
Cash and balances with central banks	4,063	23.2	69.2	3,297
Financial assets	90,369	(3.5)	(2.4)	93,648
Loans and receivables	83,790	10.1	10.7	76,096
Loans and advances to customers	57,189	10.3	11.2	51,841
Loans and advances to credit institutions and other	26,601	9.7	9.8	24,255
Inter-area positions	—	—	—	3,212
Tangible assets	45	92.0	87.3	23
Other assets	3,834	12.0	14.3	3,424

Total assets/liabilities and equity	182,101	1.3	4.6	179,701

Deposits from central banks and credit institutions	54,362	(9.3)	(8.1)	59,923
Deposits from customers	52,813	3.0	13.1	51,295
Debt certificates	(36)	n.m.	114.9	(9)
Subordinated liabilities	2,075	37.0	41.1	1,514
Inter-area positions	8,833	n.m.	n.m.	—
Financial liabilities held for trading	55,274	(3.6)	(3.6)	57,332
Other liabilities	4,222	(24.2)	(22.4)	5,570
Economic capital allocated	4,558	11.8	15.3	4,076

Relevant business indicators	31-12-15	Δ%	Δ%(1)	31-12-14
Loans and advances to customers (gross) (2)	53,499	15.0	16.0	46,523
Customer deposits under management (2)	43,441	21.1	38.7	35,875
Off-balance sheet funds (3)	1,084	(22.6)	(13.5)	1,400
Efficiency ratio (%)	34.8			32.5
NPL ratio (%)	1.4			0.9
NPL coverage ratio (%)	86			136
Cost of risk (%)	0.21			0.39

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

The most relevant macroeconomic and industry aspect affecting the Group’s wholesale business in 2015, particularly in the fourth quarter, has been the difficult situation of the financial markets due to:

•	Deterioration in the macroeconomic outlook in emerging markets.

•	Volatility in the foreign-currency markets, which are entirely focused on the monetary measures to be announced by the central banks.

•	In the United States, the Federal Reserve has increased interest rates, although it plans to keep them at low levels in the medium term.

•	Low levels of activity in the markets and risk aversion.

•	The prices of commodities remain at very low levels.

•	The different entities continue to announce new restructuring plans to deal with this difficult situation.

Activity

All the comments below on rates of change will be expressed at constant exchange rates, unless expressly stated otherwise.

The main aspects of the Group’s wholesale business activity are:

•	Positive performance of gross lending to customers, which as of 31-Dec-2015 is up 16.0% in year-on-year terms. Good performance across all the regions: Spain (up 18.2%), the United States (up 18.6%), Mexico (up 12.7%), South America (up 17.0%) and Rest of Eurasia (up 12.7%). In Spain, the Corporate Lending unit has led some of the most significant deals on the market, both in bilateral and syndicated loans and in finance for acquisitions (very much focused on SMEs). In the Rest of Europe it has taken part in significant deals, above all in the German and Italian markets. In Latin America, BBVA continues to maintain a leading position on the league tables of syndicated loans in 2015. It has also been very active in the arrangement and granting of structured finance across practically all the geographical areas where the unit operates.

42	Annex

•	Excellent performance of customer deposits under management. Its balance as of 31-Dec-2015 registered a year-on-year rate of growth of 38.7%, thanks to the positive trend shown in Spain (up 28.9%), the United States (up 47.0%), Mexico (up 37.2%), South America (up 20.6%) and Rest of Eurasia (up 63.7%). The Global Transaction Banking unit (GTB) has continued to develop solutions to meet the transactional needs of the customers, incorporating new functionalities and improvements in online banking.

Earnings

In 2015, CIB generated a net attributable profit of €1,087m, 8.4% higher than the figure registered in 2014. The most relevant aspects of the income statement are summarized below:

•	4.9% growth in gross income. The positive aspects are the good performance of lending activity mentioned above (although at lower prices), fund gathering and advisory operations. The Mergers & Acquisitions Corporate Finance unit continues to be the Spanish leader in financial advice for M&A operations, according to Thomson Reuters, with a total of 96 deals advised since 2009. Also of note is the strong activity in the primary equity markets in Spain and Europe. One negative aspect is the uncertainty in the financial markets, especially in the last part of the year, which has resulted in lower growth of NTI (up 22.8% year-on-year) compared with that in the first nine months of 2015. Despite this situation, the revenue from customers generated by the Global Markets unit has been particularly resilient.

•	Operating expenses have increased by 7.8% compared to those of 2014, affected by the investments in technology being undertaken, and also by the depreciation against the euro of Latin American currencies and the high inflation in some countries in the area.

•	Lastly, reduction in impairment losses on financial assets (down 39.8%) and improvement in the cumulative cost of risk through December 2015 (0.21% compared to 0.39% in 2014).

Other information: Corporate & Investment Banking	43

Conciliation of the BBVA Group’s financial statements

These headings present the reconciliation of the Group’s income statements with Garanti using the equity method versus consolidation in proportion to the percentage of BBVA Group’s stake in the Turkish bank up to the second quarter of 2015 (25.01%). From the third quarter of 2015, BBVA’s stake in Garanti (currently 39.9%) is consolidated by the full integration method. Therefore, the differences are due to periods prior to the third quarter of this year. Furthermore, the corporate operations heading in 2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti at the time of completing the acquisition of an additional 14.89%, the impact of the sale of BBVA’s 29.68% stake in CIFH and the badwill generated in the CX operation.

Consolidated income statement BBVA Group

(Million euros)

	Garanti integrated proportionally until the second quarter of 2015 and with the corporate operations heading		Garanti by the equity method until the second quarter of 2015
	2015	2014	2015	2014
Net interest income	16,426	15,116	16,022	14,382
Net fees and commissions	4,705	4,365	4,612	4,174
Net trading income (1)	2,009	2,135	2,030	2,134
Dividend income	415	531	415	531
Income by the equity method	8	35	174	343
Other operating income and expenses	117	(826)	110	(839)
Gross income	23,680	21,357	23,362	20,725
Operating expenses	(12,317)	(10,951)	(12,108)	(10,559)
Personnel expenses	(6,377)	(5,609)	(6,273)	(5,410)
General and administrative expenses	(4,650)	(4,161)	(4,563)	(4,004)
Depreciation and amortization	(1,290)	(1,180)	(1,272)	(1,145)
Operating income	11,363	10,406	11,254	10,166
Impairment on financial assets (net)	(4,339)	(4,486)	(4,272)	(4,340)
Provisions (net)	(733)	(1,155)	(731)	(1,142)
Other gains (losses) (2)	(412)	(701)	(1,648)	(704)
Income before tax	5,879	4,063	4,603	3,980
Income tax	(1,441)	(981)	(1,274)	(898)
Net income from ongoing operations	4,438	3,082	3,328	3,082
Net income from discontinued operations	—	—	—	—
Results from corporate operations (3)	(1,109)	—	—	—
Net income	3,328	3,082	3,328	3,082
Non-controlling interests	(686)	(464)	(686)	(464)
Net attributable profit	2,642	2,618	2,642	2,618

(1)	Includes “Net trading income” and “Exchange rate differences (net)”.
(2)	Includes “Impairment losses on other assets (net)”, “Gains (losses) on derecognized assets not classified as non-recurrent assets held for sale” and “Gains (losses) in non-current assets held for sale not classified as discontinued operations”.
(3)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti, the impact of the sale of BBVA’s 29.68% stake in CIFH and the badwill from the CX operation.

44	Annex

BBVA INVESTOR RELATIONS

Headquarters

Ciudad BBVA. Calle Azul, 4

28050 Madrid

SPAIN

Telephone: +34 91 374 31 41

E-mail: bbvainvestorrelations@bbva.com

New York Office

1345 Avenue of the Americas, 44th floor

10105 New York, NY

Telephones: +1 212 728 24 16 / +1 212 728 16 60

More information at:

http://shareholdersandinvestors.bbva.com

4Q15

BBVA

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adelante.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 3, 2016	By:	/s/ María Ángeles Peláez
	Name:	María Ángeles Peláez

	Title:	Authorized Representative